Exhibit 99.1

GLASS HOUSE BRANDS INC.

as the Corporation

and

ODYSSEY TRUST COMPANY

as the Trustee

DEBENTURE INDENTURE

Dated as of April 28, 2022

providing for the issue of

8.0% Unsecured Series A Convertible Debentures

and

8.0% Unsecured Series B Convertible Debentures

TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Meaning of “Outstanding”	6
1.3	Interpretation:	6
1.4	Headings, Etc.	7
1.5	Time of Essence	7
1.6	Monetary References	7
1.7	Invalidity, Etc.	7
1.8	Language	7
1.9	Successors and Assigns	7
1.10	Severability	8
1.11	Entire Agreement	8
1.12	Benefits of Indenture	8
1.13	Applicable Law and Attornment	8
1.14	Currency of Payment	8
1.15	Non-Business Days	8
1.16	Accounting Terms	8
1.17	Calculations	9
1.18	Schedules	9
ARTICLE 2 THE DEBENTURES		9
2.1	Limit of Issue and Designation of Debentures	9
2.2	Form of Debentures	9
2.3	Terms of Debentures	10
2.4	Execution of Certificated Debentures	12
2.5	Uncertificated Debentures	12
2.6	Authentication	13
2.7	Mutilation, Loss, Theft or Destruction	14
2.8	Concerning Interest	14
2.9	Debentures to Rank Pari Passu	15
2.10	Payments of Amounts Due on Maturity	15
2.11	U.S. Legend on the Debentures	16
2.12	Payment of Interest	17
2.13	Records of Payment	17
ARTICLE 3 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP		17
3.1	Registration	17
3.2	Transfers	18
3.3	Certificated Debentures; Transfers and Exchanges	18
3.4	Uncertificated Debentures; Transfers and Exchanges	19
3.5	Transferee Entitled to Registration	20
3.6	No Notice of Trusts	20
3.7	Registers Open for Inspection	20
3.8	Exchanges of Debentures	20
3.9	Closing of Registers	21
3.10	Charges for Registration, Transfer and Exchange	21
3.11	Ownership of Debentures	22
ARTICLE 4 REDEMPTION AND PURCHASE OF DEBENTURES		22
4.1	Applicability of Article	22
4.2	Notice of Redemption	22
4.3	Debentures Due on Redemption Dates	22
4.4	Deposit of Common Shares or Cash	23
4.5	Repayment of Redemption Price	23
4.6	Cancellation of Debentures Redeemed	25
4.7	Purchase of Debentures by the Corporation	25

- ii -

ARTICLE 5 SUBORDINATION OF DEBENTURES TO SENIOR INDEBTEDNESS		25
5.1	Applicability of Article	25
5.2	Subrogation to Rights of Holders of Senior Indebtedness	25
5.3	Obligation to Pay Not Impaired	26
5.4	Right of Debentureholder to Convert Not Impaired	26
ARTICLE 6 CONVERSION OF SERIES B DEBENTURES		26
6.1	Applicability of Article	26
6.2	Notice of Expiry of Conversion Privilege	26
6.3	Revival of Right to Convert	26
6.4	Manner of Exercise of Right to Convert	27
6.5	Adjustment of Conversion Price	28
6.6	No Requirement to Issue Fractional Common Shares	32
6.7	Corporation to Reserve Common Shares	33
6.8	Cancellation of Converted Debentures	33
6.9	Certificate as to Adjustment	33
6.10	Notice of Special Matters	33
6.11	Protection of Trustee	33
6.12	U.S. Legends on Common Shares	34
ARTICLE 7 COVENANTS OF THE CORPORATION		34
7.1	To Pay Principal and Interest	34
7.2	To Pay Trustee’s Remuneration	35
7.3	To Give Notice of Default	35
7.4	Preservation of Existence, etc.	35
7.5	Keeping of Books	35
7.6	Annual Certificate of Compliance	35
7.7	Performance of Covenants by Trustee	35
7.8	SEC Notice	35
7.9	No Dividends on Common Shares if Event of Default	36
7.10	Maintain Listing	36
ARTICLE 8 DEFAULT		36
8.1	Events of Default	36
8.2	Notice of Events of Default	37
8.3	Waiver of Default	37
8.4	Enforcement by the Trustee	38
8.5	No Suits by Debentureholders	39
8.6	Application of Monies by Trustee	39
8.7	Notice of Payment by Trustee	40
8.8	Trustee May Demand Production of Debentures	40
8.9	Remedies Cumulative	40
8.10	Judgment Against the Corporation	40
8.11	Immunity of Directors, Officers and Others	40
ARTICLE 9 SATISFACTION AND DISCHARGE		40
9.1	Cancellation and Destruction	40
9.2	Non-Presentation of Debentures	41
9.3	Repayment of Unclaimed Monies or Common Shares	41
9.4	Discharge	41
9.5	Satisfaction	41
9.6	Continuance of Rights, Duties and Obligations	43
ARTICLE 10 SUCCESSORS		43
10.1	Corporation may Consolidate, etc., Only on Certain Terms	43
10.2	Successor Substituted	44

- iii -

ARTICLE 11 COMPULSORY ACQUISITION		44
11.1	Definitions	44
11.2	Offer for Debentures	45
11.3	Offeror’s Notice to Dissenting Shareholders	45
11.4	Payment of Consideration to Trustee	45
11.5	Consideration to be held in Trust	45
11.6	Completion of Transfer of Debentures to Offeror	46
11.7	Communication of Offer to the Corporation	46
ARTICLE 12 MEETINGS OF DEBENTUREHOLDERS		46
12.1	Right to Convene Meeting	46
12.2	Notice of Meetings	47
12.3	Chairman	47
12.4	Quorum	47
12.5	Power to Adjourn	47
12.6	Show of Hands	47
12.7	Poll	48
12.8	Voting	48
12.9	Proxies	48
12.10	Persons Entitled to Attend Meetings	49
12.11	Powers Exercisable by Extraordinary Resolution	49
12.12	Meaning of “Extraordinary Resolution”	50
12.13	Powers Cumulative	51
12.14	Minutes	51
12.15	Instruments in Writing	51
12.16	Binding Effect of Resolutions	51
12.17	Evidence of Rights of Debentureholders	51
ARTICLE 13 NOTICES		51
13.1	Notice to Corporation	51
13.2	Notice to Debentureholders	52
13.3	Notice to Trustee	52
13.4	Mail Service Interruption	52
ARTICLE 14 CONCERNING THE TRUSTEE		52
14.1	No Conflict of Interest	52
14.2	Replacement of Trustee	53
14.3	Duties of Trustee	53
14.4	Reliance Upon Declarations, Opinions, etc.	53
14.5	Evidence and Authority to Trustee, Opinions, etc.	54
14.6	Officer’s Certificates Evidence	55
14.7	Experts, Advisers and Agents	55
14.8	Trustee May Deal in Debentures	55
14.9	Investment of Monies Held by Trustee	55
14.10	Trustee Not Ordinarily Bound	56
14.11	Trustee Not Required to Give Security	56
14.12	Trustee Not Bound to Act on Corporation’s Request	56
14.13	Conditions Precedent to Trustee’s Obligations to Act Hereunder	56
14.14	Authority to Carry on Business	56
14.15	Compensation and Indemnity	57
14.16	Acceptance of Trust	57
14.17	Third Party Interests	57
14.18	Anti-Money Laundering	57
14.19	Privacy Laws	58
14.20	Force Majeure; Limitation of Trustee Liability	58
ARTICLE 15 SUPPLEMENTAL INDENTURES		58
15.1	Supplemental Indentures	58
ARTICLE 16 EXECUTION AND FORMAL DATE		59
16.1	Execution	59
16.2	Formal Date	59

- iv -

Schedule “A” - Form of Series A Debenture

Schedule “B” - Form of Series A Redemption Notice

Schedule “C” - Form of Series A Certificate of Transfer

Schedule “D” - Form of Series A Certificate of Exchange

Schedule “E” – Form of Series B Debenture

Schedule “F” – Form of Series B Conversion Notice

Schedule “G” – Form of Series B Redemption Notice

Schedule “H” - Form of Series B Certificate of Transfer

Schedule “I” - Form of Series B Certificate of Exchange

Schedule “J” - U.S. Common Share Legends

Schedule “K” - Rule 904 Resale Certification

THIS INDENTURE made as of the 28th day of April, 2022.

BETWEEN:

GLASS HOUSE BRANDS INC., a corporation incorporated under the laws of the Province of British Columbia, as issuer (hereinafter referred to as the “Corporation” or “Glass House”)

AND

ODYSSEY TRUST COMPANY, a company incorporated under the laws of Alberta (together with its successors or successors for the time being as trustee hereunder, hereinafter referred to as the “Trustee”)

WITNESSETH THAT:

WHEREAS the Corporation wishes to provide for the creation and issue of unsecured Common Sare (as hereinafter defined) convertible debentures with the designation of “8.0% Unsecured Series A Convertible Debentures” (the “Series A Debentures”), all upon the terms and subject to the conditions set forth in this Indenture (as hereinafter defined);

AND WHEREAS the Corporation wishes to provide for the creation and issue of unsecured Common Share (as hereinafter defined) convertible debentures with the designation of “8.0% Unsecured Series B Convertible Debentures” (the “Series B Debentures”), all upon the terms and subject to the conditions set forth in this Indenture (as hereinafter defined);

NOW THEREFORE THIS INDENTURE WITNESSES that in consideration of the respective covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Corporation and the Trustee covenant and agree, for the benefit of each other and for the equal and rateable benefit of the Debentureholders, as follows:

ARTICLE 1

INTERPRETATION

1.1            Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(a)             “this Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto.

(b)             “Acquisition Agreement” means the agreement among the Corporation, Plus Products Inc. and Plus Products Holdings Inc. dated December 17, 2021, as amended by the Amendment to Acquisition Agreement dated January 17, 2022 and the Amended and Restated Acquisition Agreement dated March 25, 2022, including all Schedules, and as it may be supplemented, amended, restated or replaced from time to time.

(c)             “applicable law” means, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees, and all official requests, directives, rules, guidelines, orders, policies, practices and other requirements of any Governmental Authority relating or applicable at such time to such Person, property, transaction, event or other matter, and shall also include any interpretation thereof by any Person having jurisdiction over it or charged with its administration or interpretation.

(d)             “Applicable Period” means any period announced by the Board of Directors as a period of time for which a cash dividend or distribution will be declared and paid by the Corporation to the holders of all or substantially all of the outstanding Common Shares.

(e)              “Applicable Securities Law” means any Applicable Law in any jurisdiction in Canada or the United States regulating, or regulating disclosure with respect to, any sale or distribution of securities of the Corporation in, or to residents of, such jurisdiction.

(f)               “Auditors of the Corporation” means an independent firm of chartered accountants duly appointed as auditors of the Corporation.

(g)             “Authenticated” means (a) with respect to the issuance of a Certificated Debenture, one which has been duly signed by the Corporation and authenticated by manual signature of an authorized officer of the Trustee, (b) with respect to the issuance of an Uncertificated Debenture, one in respect of which the Trustee has completed all Internal Procedures such that the particulars of such Uncertificated Debenture as required by Section 2.5(h) are entered in the records of the Trustee, and “Authenticate”, “Authenticating” and “Authentication” have corresponding meanings.

(h)             “Beneficial Holder” means any person who holds a beneficial interest in an Uncertificated Debentures as shown on a list maintained by the Depository or a Depository Participant.

(i)               “Board of Directors” means the board of directors of the Corporation or any committee thereof.

(j)              “Business Day” means any day other than a Saturday, Sunday, any statutory holiday, or any other day on which banks are closed in Calgary Alberta, Toronto, Ontario or in Long Beach, California.

(k)             “CCAA Plan” means the further amended plan of compromise and/or arrangement in connection with the proceedings under the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36, initiated by Plus Products Inc., as may be amended and restated from time to time, substantially in the form attached as Schedule “A” to the Acquisition Agreement.

(l)               “CDS” means CDS Clearing and Depository Services Inc. and its successors in interest.

(m)             “Certificated Debenture” means a Debenture evidenced by a writing or writings substantially in the form of Schedule “A” or Schedule “E” hereto with respect to the Debentures and as specified in or pursuant to the documentation establishing the same pursuant to Article 2.

(n)             “Common Shares” means subordinate voting, restricted voting and/or limited voting shares in the capital of the Corporation, as such shares are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or a subdivision, revision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 6.5, “Common Shares” shall thereafter mean the shares or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up.

(o)             “Conversion Price” means the conversion price per Series B Debenture upon the occurrence of a Trading Period Triggering Event, being US$10.00 ($12.74) per Common Share.

(p)             “Counsel” means a barrister or solicitor or firm of barristers or solicitors retained by the Trustee or retained or employed by the Corporation and reasonably acceptable to the Trustee.

(q)              “Current Market Price” means, generally, the VWAP of the Common Shares on the NEO for the 10 consecutive trading days ending the trading day preceding the applicable date. If the Common Shares are no longer listed on the NEO, reference shall be made for the purpose of the above calculation to the principal securities exchange or market on which the Common Shares are listed or quoted or if no such prices are available “Current Market Price” shall be the fair value of a Common Share as reasonably determined by the Board of Directors.

(r)               “Date of Conversion” has the meaning ascribed thereto in Section 6.4(b).

(s)              “Debentures” means, collectively, or individually as a series as the context requires, the Series A Debentures and/or the Series B Debentures issued under this Indenture and Authenticated pursuant to this

Indenture and described in Section 2.3.

(t)               “Debenture Liabilities” has the meaning ascribed thereto in Section 5.1.

(u)             “Debentureholders” means the Persons for the time being entered in the register for Debentures as registered holders of Debentures or any transferees of such Persons by endorsement or delivery.

(v)              “Defeased Debentures” has the meaning ascribed thereto in Section 9.6(b).

(w)             “Depository” means, with respect to the Debentures issued as Uncertificated Debentures, the person designated as depository by the Corporation pursuant to Section 2.5 until a successor depository shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Depository” shall mean each Person who is then a depository hereunder, and if at any time there is more than one such Person, “Depository” as used with respect to the Debentures shall mean each depository with respect to the Uncertificated Debentures.

(x)              “Depository Participant” means a broker, dealer, bank, other financial institution or other Person for whom, from time to time, a Depository effects book entry for any Uncertificated Debentures deposited with the Depository.

(y)              “Event of Default” has the meaning ascribed thereto in Section 8.1.

(z)              “Extraordinary Resolution” has the meaning ascribed thereto in Section 12.12.

(aa)            “GAAP” means generally accepted accounting principles in effect in the United States from time to time, applied on a consistent basis.

(bb)           “Glass House” or the “Corporation” has the meaning ascribed thereto in the preamble and includes any successor to or of Glass House which shall have complied with the provisions of Article 10.

(cc)           “Interest Payment Date” the date on which interest on Debentures shall become due and payable and with respect to the Debentures means the dates set forth in Section 2.3(b).

(dd)           “Interest Share Payment Price” means the price per Common Share to be issued by the Corporation in payment of any interest due and owing on an Interest Payment Date, which shall be based on the 10-day VWAP ending five (5) trading days prior to the Interest Payment Date (converted to Canadian dollars based on an exchange rate of US$1.00:$1.27).

(ee)            “Internal Procedures” the minimum number of the Trustee’s internal procedures customary at such time for the making of any one or more entries to, changes in or deletions of any one or more entries in the records of the Trustee (including without limitation, original issuance or registration of transfer of ownership) to be complete under the operating procedures followed at the time by the Trustee.

(ff)             “Issue Date” means April 28, 2022.

(gg)           “Maturity Account” means an account or accounts required to be established by the Corporation (and which shall be maintained by and subject to the control of the Trustee) for the Debentures issued pursuant to and in accordance with this Indenture.

(hh)           “Maturity Date” means April 15, 2027.

(ii)              “NCI” means the non-certificated inventory system operated by CDS.

(jj)              “NCI Letter of Instruction” means the Non-Certificated Inventory system letter of instruction provided by CDS to the Trustee in connection with the conversion of the Debentures.

(kk)            “NEO” means the Neo Exchange Inc.

(ll)              “Offeror’s Notice” has the meaning ascribed thereto in Section 11.3.

(mm)          “Officer’s Certificate” means a certificate of the Corporation signed by any authorized officer or director of the Corporation, in their capacity as an officer or director of the Corporation, and not in their personal capacity.

(nn)          “Person” includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof.

(oo)           “Privacy Laws” has the meaning ascribed thereto in Section 14.19.

(pp)           “Redemption Date” has the meaning ascribed thereto in Section 4.2.

(qq)           “Redemption Notice” has the meaning ascribed thereto in Section 4.2.

(rr)             “Redemption Price” means, in respect of a Debenture, the principal amount plus accrued and unpaid interest up to (but excluding) the Redemption Date fixed for such Debenture, payable on the Redemption Date, which principal amount and interest amount shall be payable in cash or by the issuance of Common Shares based on the applicable Series A Redemption Price or Series B Redemption Price.

(ss)            “Regulation S” means Regulation S adopted by the United States Securities and Exchange Commission under the 1933 Act.

(tt)             “Restricted Certificated Debenture” means a Certificated Debenture that bears the U.S. Legend.

(uu)           “Senior Indebtedness” means all secured obligations, liabilities and indebtedness of the Corporation.

(vv)           “Series A Debentures” has the meaning ascribed thereto in the Recitals.

(ww)          “Series B Debentures” has the meaning ascribed thereto in the Recitals.

(xx)             “Series A Share Redemption Price” means the greater of: (i) US$4.08 per Common Share or (ii) the price per Common Share that is equal to the 10-day VWAP ending five (5) trading days prior to the Redemption Date (converted to Canadian dollars based on an exchange rate of US$1.00:$1.27), subject to adjustment in accordance with the provisions of Article 6.

(yy)          “Series B Share Redemption Price” means the lower of: (1) the 10-day VWAP of the Common Shares ending five trading days prior to the Redemption Date, and (2) US$10.00 ($12.74) per Common Share, unless a Trading Period Trigger Event occurs and the Corporation exercises its right to redeem the Series B Debentures, in which case any redemption payment made by the Corporation in Common Shares shall be calculated based on a value of US$10.00 ($12.74) per Common Share.

(zz)            “Share Payment Notice” means a written notice made by the Corporation to the Trustee specifying:

(i)	the interest obligation to which the notice relates; and/or

(ii)	the principal obligation to which the notice relates;

(iii)	the number of Common Shares to be delivered based on the Interest Share Payment Price or applicable price for payment of principal at the Maturity Date;

(iv)	the portion of any fractional payment obligation being paid in cash;

(v)	the portion of any balance of any payment obligation being paid in cash, if applicable; and

(vi)	such other matters as the Corporation may specify.

(aaa)          “Subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario).

(bbb)         “Successor Entity” has the meaning ascribed thereto in Section 10.1(a)(i).

(ccc)          “Time of Expiry” means the time of expiry of certain rights with respect to the conversion of Debentures under Article 6.

(ddd)         “trading day” means, with respect to the NEO or other applicable principal market for the Common Shares, any day on which such exchange or market is open for trading or quotation.

(eee)          “Trading Period Trigger Event” means, at any time prior to the Maturity Date, the Common Shares close at a price of US$10.00 on the Exchange over a period of twenty (20) consecutive trading days, or more.

(fff)            “Trustee” has the meaning ascribed thereto in the preamble.

(ggg)         “Uncertificated Debenture” means any Debenture which is issued under NCI and which is not evidenced by a Certificated Debenture.

(hhh)         “United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

(iii)             “Unrestricted Certificated Debenture” means a Certificated Debenture that does not bear the U.S. Legend.

(jjj)             “U.S. Legend” has the meaning ascribed thereto in Section 2.11.

(kkk)          “U.S. Person” means a “U.S. person” within the meaning of Rule 902(k) of Regulation S.

(lll)             “U.S. Purchaser” means (a) any U.S. Person that purchased Debentures, (b) any person that purchased Debentures on behalf or for the account of any U.S. Person or any person in the United States, (c)  any purchaser of Debentures that received an offer for the Debentures while in the United States, (d) any person that was in the United States at the time the purchaser’s buy order was made or the subscription agreement for Debentures was executed or delivered. For greater clarify, references to U.S. Purchaser herein shall also include any U.S. Person who receives Debentures in exchange for, or in replacement of, debentures or notes of Plus Products Inc. pursuant to the terms of the CCAA Plan and the Acquisition Agreement.

(mmm)     “VWAP” means, for the Common Shares, the per Common Share volume-weighted average trading price on the NEO (or if the Common Shares are no longer traded on the NEO, on such other principal exchange as the Common Shares are then traded) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day, converted into Canadian dollars based on an exchange rate of US$1.00:$1.27; provided, however, that if such volume-weighted average price is unavailable, “VWAP” means the average of the market value of one Common Share on such trading day as determined by a nationally-recognised investment bank selected by the Corporation for this purpose, using a volume-weighted method and converted, if necessary, into Canadian dollars at the relevant exchange rate. In each case, the “VWAP” will be determined without regard to after-hours trading or any other trading outside of the primary trading session.

(nnn)       “Written Direction of the Corporation” means an instrument in writing signed by any one officer or director of the Corporation.

(ooo)       “1933 Act” means the United States Securities Act of 1933, as amended.

1.2            Meaning of “Outstanding”

Every Debenture Authenticated and delivered by the Trustee hereunder shall be deemed to be outstanding until it is cancelled, converted or redeemed or delivered to the Trustee for cancellation, conversion or redemption or monies and/or Common Shares, as the case may be, for the payment thereof shall have been set aside under Section 9.2, provided that:

(a)           Debentures which have been partially purchased or converted shall be deemed to be outstanding only to the extent of the unpurchased or unconverted part of the principal amount thereof;

(b)           when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c)           for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Debentureholders, Debentures owned directly or indirectly, legally or equitably, by the Corporation shall be disregarded except that:

(a)           for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, or on the holders of Debentures present or represented at any meeting of Debentureholders, only the Debentures which the Trustee knows are so owned shall be so disregarded; and

(b)           Debentures so owned which have been pledged in good faith other than to the Corporation shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Corporation or a Subsidiary of the Corporation.

1.3	Interpretation:

In this Indenture:

(a)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b)	all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Indenture;

(c)	all references to Sections refer, unless otherwise specified, to Sections, subsections or clauses of this Indenture;

(d)	words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them;

(e)	reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time;

(f)	unless otherwise indicated, reference to a statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time; and

(g)	unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated by including the day on which the period commences and excluding the day on which the period ends.

1.4	Headings, Etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Debentures.

1.5	Time of Essence

Time shall be of the essence of this Indenture.

1.6	Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.7	Invalidity, Etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.8	Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto, including, without limiting the generality of the foregoing, each form of Debenture attached hereto as Schedule “A” and Schedule “E”, be drawn up in the English language only. Chacune des parties aux présentes reconnaît avoir accepté et demandé que cette acte de fiducie et tous les documents y reliés, y compris le modèle de débenture joint aux présentes à titre d’Annexe « A », soient rédigés en anglais seulement.

1.9	Successors and Assigns

All covenants and agreements of the Corporation in this Indenture and the Debentures shall bind its successors and assigns, whether so expressed or not. All covenants and agreements of the Trustee in this Indenture shall bind its successors.

1.10	Severability

In case any provision in this Indenture or in the Debentures shall be invalid, illegal or unenforceable, such provision shall be deemed to be severed herefrom or therefrom and the validity, legality and enforceability of the remaining provisions shall not in any way be affected, prejudiced or impaired thereby.

1.11	Entire Agreement

This Indenture and all supplemental indentures and Schedules hereto and thereto, and the Debentures issued hereunder and thereunder, together constitute the entire agreement between the parties hereto with respect to the indebtedness created hereunder and thereunder and under the Debentures and supersedes as of the date hereof all prior memoranda, agreements, negotiations, discussions and term sheets, whether oral or written, with respect to the indebtedness created hereunder or thereunder and under the Debentures.

1.12         Benefits of Indenture

Nothing in this Indenture or in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent, the holders of Debentures, the holders of the Senior Indebtedness (to the extent provided in Article 5 only), and (to the extent provided in Section 8.11) the holders of Common Shares, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.13         Applicable Law and Attornment

This Indenture, any supplemental indenture and the Debentures shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. With respect to any suit, action or proceedings relating to this Indenture, any supplemental indenture or any Debenture, the Corporation, the Trustee and each Debentureholder irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario seated in Toronto, Ontario. The parties hereto hereby waive any right they may have to require a trial by jury of any proceeding commenced in connection herewith.

1.14	Currency of Payment

All cash payments to be made under this Indenture shall be made in Canadian dollars.

1.15	Non-Business Days

Whenever any payment to be made hereunder shall be due, any period of time would begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other action shall be taken, as the case may be, unless otherwise specifically provided herein, on or as of the next succeeding Business Day without any additional interest, cost or charge to the Corporation.

1.16         Accounting Terms

Except as hereinafter provided or as otherwise indicated in this Indenture, all calculations required or permitted to be made hereunder pursuant to the terms of this Indenture shall be made in accordance with GAAP.

1.17        Calculations

The Corporation shall be responsible for making all calculations called for hereunder including, without limitation, calculations of Current Market Price. The Corporation shall make such calculations in good faith and, absent manifest error, the Corporation’s calculations shall be final and binding on the Debentureholders and the Trustee. The Corporation will provide a schedule of its calculations to the Trustee and the Trustee shall be entitled to rely conclusively on the accuracy of such calculations without independent verification.

1.18	Schedules

The following Schedules are incorporated into and form part of this Indenture:

Schedule “A” - Form of Series A Debenture

Schedule “B” - Form of Series A Redemption Notice

Schedule “C” - Form of Series A Certificate of Transfer

Schedule “D” - Form of Series A Certificate of Exchange

Schedule “E” – Form of Series B Debenture

Schedule “F” – Form of Series B Conversion Notice

Schedule “G” – Form of Series B Redemption Notice

Schedule “H” - Form of Series B Certificate of Transfer

Schedule “I” - Form of Series B Certificate of Exchange

Schedule “J” - U.S. Common Share Legends

Schedule “K” - Rule 904 Resale Certification

In the event of any inconsistency between the provisions of any Section of this Indenture and the provisions of the Schedules which form a part hereof, the provisions of this Indenture shall prevail to the extent of the inconsistency.

ARTICLE 2

THE DEBENTURES

2.1            Limit of Issue and Designation of Debentures

The aggregate number and principal amount of Debentures authorized to be issued under this Indenture shall consist of and be limited to an aggregate of 20,005 Debentures in the aggregate principal amount of $20,504,850.96 (having a value of $1,024.9863 per Debenture) and shall be designated as either Series A Convertible Debentures or Series B Convertible Debentures (each as defined herein).

2.2            Form of Debentures

(a)            The Debentures may be issued as either Certificated Debentures or Uncertificated Debentures. Notwithstanding the foregoing, the initial Debentures issued to U.S. Purchasers shall be issued only as Certificated Debentures.

(b)           The Certificated Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another. Certificated Debentures representing the Debentures will be registered in the names of each holder thereof as provided in Section 3.1. A Certificated Debenture may be exchanged, or transferred to and registered in the name of a person other than the registered holder thereof, as provided in Section 3.3.

(c)           With respect to any Debentures issued as Uncertificated Debentures, the Beneficial Holder thereof will not receive Certificated Debentures representing its interest in Debentures, provided that Uncertificated Debentures may be exchanged for Certificated Debentures, or transferred to and registered in the name of a Person other than the Depository for such Uncertificated Debentures or a nominee thereof, as provided in Section 3.4.

(d)            All Debentures issued to the Depository may be issued as Certificated Debentures or Uncertificated Debentures, such Uncertificated Debentures being evidenced by a book position on the register of Debentureholders to be maintained by the Trustee in accordance with Section 3.1.

2.3	Terms of Debentures

(a)              The Debentures shall bear interest at the rate of 8% per annum, in accordance with Section 2.8.

(b)              Interest shall be payable in equal (with the exception of the first interest payment, which will include interest from and including the Issue Date of the Debentures as set forth below) semi-annual payments, in arrears, on June 30 and December 31 in each year, the first such payment to fall due on June 30, 2022 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date) to fall due on the Maturity Date, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate referred to in Section 2.3(a). For certainty, the first interest payment will include interest accrued from and including the Issue Date of the Debentures to, but excluding, June 30, 2022.

(c)              The principal of the Debentures and interest thereon shall be payable in cash in Canadian dollars, or by the issuance of Common Shares, as applicable, at the principal office of the Trustee in Calgary, Alberta or any paying agent.

(d)              Any payment required to be made on any day that is not a Business Day will be made on the next succeeding Business Day. The record dates for the payment of interest on the Debentures will be June 15 and December 15 in each year (or the first Business Day prior to such date if such date is not a Business Day).

(e)              The Debentures will be redeemable in accordance with the terms of this Section 2.3 and Article 4. The Debentures will be redeemable, in whole or in part, at any time prior to the Maturity Date at the option of the Corporation on notice as provided for in Section 4.2 at a Redemption Price equal to the principal amount and interest payable by payment of cash or by issuing such number of Common Shares as is obtained by dividing the aggregate principal amount by the applicable Redemption Price for the Debentures, with any payment of any accrued but unpaid interest to be paid in accordance with Section 2.12 or Section 2.8(c), as applicable, by the Series A Share Redemption Price or the Series B Share Redemption Price, as applicable. The Redemption Notice for the Debentures shall be substantially in the form of Schedule “B” or Schedule “G”, as applicable.

(f)              The Debentures will not be guaranteed, will be unsecured and will be subordinated and junior in right of payment only to the Senior Indebtedness of the Corporation in accordance with the provisions of Article 5. In accordance with Section 2.9, the Debentures will rank pari passu with all other Debentures issued under this Indenture and, except as prescribed by law or as may by its terms rank junior in right of payment to the Debentures, with all other existing unsecured indebtedness of the Corporation to the extent subordinated on the same basis.

(g)              Upon and subject to the provisions and conditions of Article 6 and Section 3.9, the holder of each Series B Debenture shall have the right at such holder’s option, upon the occurrence of a Trading Period Trigger Event at any time prior to the close of business on the earlier of (i) the Business Day immediately preceding the Maturity Date of the Debentures; or (ii) if the Debentures are called for redemption by notice to the holders of Debentures in accordance with Sections 2.3(e) and.4.2, on the Business Day immediately preceding the date specified by the Corporation for redemption of the Debentures (the earlier of (i) and (ii) will be a “Time of Expiry” for the purposes of Article 6 in respect of the applicable Debentures), to convert any part, being $1,024.9863 or an integral multiple thereof, of the principal amount of a Debenture into Common Shares at the Conversion Price in effect on the Date of Conversion.

The Conversion Price in effect on the date hereof for each Common Share to be issued upon the conversion of Series B Debentures shall be equal to US$10.00 ($12.74) such that approximately 80 Common Shares shall be issued for each $1,024.9863 principal amount of Series B Debentures so converted. Except as provided below, no adjustment in the number of Common Shares to be issued upon conversion will be made for dividends or distributions on Common Shares issuable upon conversion, the record date for the payment of which precedes the date upon which the holder becomes a holder of Common Shares in accordance with Article 6. No fractional Common Shares will be issued, any fraction of a Common Share that would otherwise be issued will be rounded down to the nearest whole number and holders of Debentures will receive a cash payment in satisfaction of any fractional interest based on the Current Market Price as of the Date of Conversion, provided that no such payment shall be issued for an amount less than $5.00. The Conversion Price applicable to, and the Common Shares, securities or other property receivable on the conversion of, the Series B Debentures is subject to adjustment pursuant to the provisions of Section 6.5.

Debentureholders who submit a valid Series B Conversion Notice to convert their Series B Debentures will receive, in addition to the applicable number of Common Shares for the principal amount thereof, accrued and unpaid interest in Common Shares (as modified by Article 6) in respect of the Series B Debentures surrendered for conversion up to but excluding the Date of Conversion from, and including, the most recent Interest Payment Date in accordance with Section 6.4(e), subject to Section 2.3(b).

Notwithstanding any other provisions of this Indenture, if a Series B Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the person or persons entitled to receive Common Shares in respect of the Debenture so surrendered for conversion shall not become the holder or holders of record of such Common Shares until the Business Day following such Interest Payment Date.

(h)              The Debentures shall be issued in denominations of $1,024.9863 and integral multiples thereof. Each Certificated Debenture shall be issued in substantially the form set out in Schedule “A” or Schedule “E”, as applicable, with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the Board of Directors executing such Debenture in accordance with Section 2.4, as conclusively evidenced by their execution of a Certificated Debenture representing Debentures. Each Certificated Debenture representing Debentures shall additionally bear such distinguishing letters and numbers as the Trustee shall approve. Notwithstanding the foregoing, a Debenture may be in such other form or forms as may, from time to time, be, approved by a resolution of the Board of Directors, or as specified in an Officer’s Certificate. The Certificated Debentures representing Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

(i)              The Trustee shall be provided with the documents and instruments with respect to the Debentures prior to the issuance of the Debentures.

(j)              Notwithstanding any of the foregoing, the Corporation, the Trustee or their agents shall withhold or deduct, and remit to the relevant governmental authority within the time and in the manner required by law, any amount required by law to be withheld or remitted from any payment or delivery to a holder of any Debentures contemplated herein. The Corporation will provide the Trustee and/or the relevant Debentureholders, as applicable, with copies of receipts or other communications relating to the remittance or such withheld amount or the filing of such forms with such government authority, or agency promptly after receipt hereof.

2.4	Execution of Certificated Debentures

All Certificated Debentures shall be signed (either manually or by facsimile signature) by any one authorized director or officer of the Corporation holding office at the time of signing. A facsimile signature upon a Certificated Debenture shall for all purposes of this Indenture be deemed to be the signature of the person whose signature it purports to be. Notwithstanding that any person whose signature, either manual or in facsimile, appears on a Certificated Debenture as a director or officer may no longer hold such office at the date of the Certificated Debenture or at the date of the certification and delivery thereof, such Certificated Debenture shall be valid and binding upon the Corporation and the registered Debentureholders thereof shall be entitled to the benefits of this Indenture. In addition, any Uncertificated Debenture shall, subject to Section 2.5(h), be valid and binding upon the Corporation and the registered holder thereof will be entitled to the benefits of this Indenture.

2.5           Uncertificated Debentures

(a)            Subject to the provisions hereof, at the Corporation’s option, Debentures may be issued and registered in the name of CDS or its nominee as an Uncertificated Debenture and:

(i)             the deposit of which may be confirmed electronically by the Trustee to a particular Depository Participant through CDS; and

(ii)	shall be identified by a specific CUSIP/ISIN as requested by the Corporation from CDS.

(b)            If the Corporation issues Debentures, Beneficial Holders of such Debentures shall not receive Debenture certificates in definitive form and shall not be considered owners or holders thereof under this Indenture or any supplemental indenture. Beneficial interests in Debentures registered and deposited with CDS will be represented only through the NCI. Transfers of Debentures registered and deposited with CDS between Depository Participants shall occur in accordance with the rules and procedures of CDS. Neither the Corporation nor the Trustee shall have any responsibility or liability for any aspects of the records relating to or payments made by CDS or its nominee, on account of the beneficial interests in Debentures registered and deposited with CDS. Nothing herein shall prevent the Beneficial Holders of Uncertificated Debentures from voting such Debentures using duly executed proxies or voting instruction forms.

(c)            All references herein to actions by, notices given or payments made to, Debentures shall, where Debentures are held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the Depository Participants in accordance with its rules and procedures in the case of actions by CDS. For the purposes of any provision hereof requiring or permitting actions with the consent of or the direction of Debentureholders evidencing a specified percentage of the aggregate Debentures outstanding, such direction or consent may be given by Beneficial Holders acting through CDS and the Depository Participants owning Debentures evidencing the requisite percentage of the Debentures. The rights of a Beneficial Holder whose Debentures are held established by law and agreements between such holders and CDS and the Depository Participants upon instructions from the Depository Participants. Each Trustee and the Corporation may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Debentures or Debentureholders and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

(d)           For so long as Debentures are held through CDS, if any notice or other communication is required to be given to Debentureholders, the Trustee will give such notices and communications to CDS.

(e)            If CDS resigns or is removed from its responsibility as Depository and the Trustee is unable or does not wish to locate a qualified successor, CDS shall provide the Trustee with instructions for registration of Debentures in the names and in the amounts specified by CDS, and the Corporation shall issue and the Trustee shall certify and deliver the aggregate number of Debentures then outstanding in the form of Certificated Debentures representing such Debentures.

(f)             The rights of Beneficial Holders who hold securities entitlements in respect of the Debentures through the NCI shall be limited to those established by applicable law and agreements between the Depository and the Depository Participants and between such Depository Participants and the Beneficial Holders who hold securities entitlements in respect of the Debentures through the Non-Certificated Inventory System administered by CDS, and such rights must be exercised through a Depository Participant in accordance with the rules and procedures of the Depository.

(g)           Notwithstanding anything herein to the contrary, none of the Corporation nor the Trustee nor any agent thereof shall have any responsibility or liability for:

(i)             the electronic records maintained by the Depository relating to any ownership interests or other interests in the Debentures or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any Person in any Debenture represented by an electronic position in the NCI (other than the Depository or its nominee);

(ii)            for maintaining, supervising or reviewing any records of the Depository or any Depository Participant relating to any such interest; or

(iii)           any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Depository Participant.

(h)           The Corporation may terminate the application of this Section 2.5 in its sole discretion in which case all Debentures shall be evidenced by Certificated Debenture registered in the name of a Person other than the Depository.

2.6           Authentication

(a)           Only such Debentures as shall have been Authenticated shall be enforceable against the Corporation and entitled to the benefits of this Indenture at any time or be valid or obligatory for any purpose.

(b)           Authentication by Trustee of any Certificated Debenture executed by the Corporation shall be conclusive evidence that the Debentureholder is entitled to the benefits of this Indenture.

(c)           No Debenture (which for greater certainty shall include any Debenture issued through the NCI) shall be issued or, if issued, shall be valid for any purpose, enforceable against the Corporation or entitle the registered holder to the benefit hereof or thereof until it has been Authenticated. Such Authentication shall be conclusive evidence that such Debenture is a valid and binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture. The Authentication by the Trustee of any such Debenture hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of such Debenture or its issuance (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Trustee shall in no respect be liable or answerable for the use made of the Debentures or any of them or the proceeds thereof.

2.7           Mutilation, Loss, Theft or Destruction

In case any of the Certificated Debentures issued hereunder shall become mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Trustee shall certify and deliver, a new Certificated Debenture upon surrender and cancellation of the mutilated Certificated Debenture, or in the case of a lost, stolen or destroyed Certificated Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder. In case of loss, theft or destruction the applicant for a substituted Certificated Debenture shall furnish to the Corporation and to the Trustee such evidence of the loss, theft or destruction of the Certificated Debenture as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Certificated Debenture.

2.8           Concerning Interest

(a)            All Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures which are interest bearing, shall bear interest (i) from and including their Issue Date, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date therefor.

(b)           Interest for any period shall be computed on the basis of a year of 365 days or, in the case of a leap year, 366 days, as applicable, and the actual number of days elapsed in such period. For the purposes of disclosure under the Interest Act (Canada), whenever interest is computed on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in such calendar year of calculation and dividing it by the number of days in the deemed year.

(c)           Notwithstanding any other provision hereof, the Corporation may elect to satisfy and pay accrued but unpaid interest on the Debentures whether on an Interest Payment Date, upon a conversion or otherwise, by delivering: (i) cash, or (ii) that number of Common Shares obtained by dividing the interest amount by (A) the Interest Share Payment Price preceding the applicable Interest Payment Date, (B) the Redemption Price on the Date of Redemption Date, or (C) US$10.00 ($12.74) on the Date of Conversion, as applicable, or a combination of cash and Common Share, provided that if such price is less than the lowest price permitted by the policies of the NEO (the "Minimum NEO Price"), the number of Common Shares will be determined by dividing the interest amount by the Minimum NEO Price. If the Corporation elects to satisfy and pay accrued but unpaid interest on the Debentures by delivery of Common Shares, as described in this Section 2.8(c), such Common Shares will be issued within three Business Days of the Interest Payment Date or Date of Conversion or Redemption Date, as applicable.

(d)           If the Corporation exercises its right to satisfy and pay accrued but unpaid interest on the Debentures in Common Shares, it shall deliver a Share Payment Notice addressed to the Trustee and the Debentureholders no later than three (3) Business Days preceding the relevant Interest Payment Date. Such Share Payment Notice shall provide that all or a portion of the interest payment obligation may be paid by the Corporation to the Trustee in Common Shares, and if only a portion of the interest payment obligation is to be paid in Common Shares, the Share Payment Notice shall state the portion to be paid in Common Shares and the portion to be paid in cash.

(e)            Upon receipt of a Share Payment Notice, the Trustee shall have the power to deliver to holders of Debentures the Common Shares and/or cash to satisfy all or a portion of the Corporation's interest payment obligations, as directed by the Corporation in the Share Payment Notice, and perform any other action necessarily incidental thereto as directed by the Corporation in its absolute discretion with the consent of the Trustee. The Trustee will be the agent of the Corporation for purposes of delivering the Common Shares and/or cash to the Debentureholders in satisfaction of the Corporation’s payment obligation. Any such written direction made by the Corporation which is received by the Trustee, either after 5:00 p.m. (MST time) on a Business Day or at any time on a non-Business Day shall be deemed to have been received by 9:00 a.m. (MST time) on the next immediately following Business Day.

(f)            The Corporation shall deliver to the Trustee within three (3) Business Days of the Interest Payment Date the Common Shares to be delivered in satisfaction of such payment and cash equal to the value of any fractional Common Shares, if applicable, in accordance with the terms of this Indenture and/or the balance of the Interest Payment obligation not being satisfied in cash, in accordance with the Share Payment Notice.

2.9          Debentures to Rank Pari Passu

The Debentures will be direct unsecured obligations of the Corporation. Each Debenture will rank pari passu with each other Debenture (regardless of their actual date or terms of issue) and, subject to statutory preferred exceptions, with all other present subordinated and unsecured indebtedness of the Corporation, other than the Senior Indebtedness.

2.10        Payments of Amounts Due on Maturity

Except as may otherwise be provided herein, payments of amounts due upon maturity of the Debentures will be made in the following manner. The Corporation will establish and maintain with the Trustee a Maturity Account for the Debentures. Each such Maturity Account shall be maintained by and be subject to the control of the Trustee for the purposes of this Indenture. On or before 10:00 a.m. (MST) on the Business Day immediately prior to each Maturity Date for Debentures outstanding from time to time under this Indenture, the Corporation will deliver to the Trustee by wire transfer for deposit in the applicable Maturity Account in an amount sufficient to pay the cash amount payable in respect of such Debentures (including the principal amount together with any accrued and unpaid interest thereon less any tax required by law to be deducted). The Trustee, on behalf of the Corporation, will pay to each holder entitled to receive payment the principal amount of and accrued and unpaid interest on the Debenture, upon surrender of the Debenture at any branch of the Trustee designated for such purpose from time to time by the Corporation and the Trustee. The delivery of such funds to the Trustee for deposit to the applicable Maturity Account will satisfy and discharge the liability of the Corporation for the Debentures to which the delivery of funds relates to the extent of the amount delivered (plus the amount of any tax deducted as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so delivered or made available the amount to which it is entitled.

Notwithstanding the foregoing, the Corporation may, at its option, elect to satisfy its obligation to pay the outstanding amount of the Debentures at maturity (including the principal amount together with any accrued and unpaid interest thereon less any tax required by law to be deducted) by delivery of that number of Common Shares obtained by dividing the principal amount of the Debentures, together with the interest amount owing on such Debentures, to be so satisfied by the VWAP for the 10 consecutive trading days ending five trading days preceding the Maturity Date, subject to the Minimum NEO Price. If the Corporation elects to satisfy and pay amounts owing under the Debentures by delivery of Common Shares, as described in this Section 2.10, such Common Shares will be issued within three Business Days of the Maturity Date.

If the Corporation exercises its right to satisfy and pay any outstanding amount of the Debentures on the Maturity Date in Common Shares, it shall deliver an Share Payment Notice addressed to the Trustee and the Debentureholders no later than three (3) Business Days preceding the Maturity Date. Such notice shall provide that all or a portion of the outstanding obligation payable under the Debentures will be paid by the Corporation to the Trustee in Common Shares, and if only a portion of the payment obligation is to be paid in Common Shares, the notice shall state the portion to be paid in Common Shares and the portion to be paid in cash.

Upon receipt of a Share Payment Notice, the Trustee shall have the power to deliver to holders of Debentures the Common Shares and/or cash to satisfy all or a portion of the Corporation's payment obligations, as directed by the Corporation in the Share Payment Notice, and perform any other action necessarily incidental thereto as directed by the Corporation in its absolute discretion with the consent of the Trustee. The Trustee will be the agent of the Corporation for purposes of delivering the Common Shares and/or cash to the Debentureholders in satisfaction of the Corporation’s payment obligations. Any such written direction made by the Corporation which is received by the Trustee, either after 5:00 p.m. (MST time) on a Business Day or at any time on a non-Business Day shall be deemed to have been received by 9:00 a.m. (MST time) on the next immediately following Business Day.

2.11	U.S. Legend on the Debentures

The Debentures and the Common Shares issuable upon conversion or redemption thereof, or in lieu of cash as interest thereon, have not been and will not be registered under the 1933 Act. All Debentures originally issued and sold to U.S. Purchasers, or received by a U.S. Person in exchange for or replacement of notes of Plus Products Inc., have been issued and sold in reliance on an exemption from registration under Rule 506 of Regulation D under the 1933 Act or Section 4(a)(2) of the 1933 Act and shall bear a legend in substantially the following form (the “U.S. Legend”), unless the Corporation determines otherwise in compliance with applicable law:

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE ON CONVERSION, REDEMPTION OR EXCHANGE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (i) SECTION 4(a)(7) THEREOF, (ii) RULE 144 OR (iii) RULE144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, (D) IN COMPLIANCE WITH ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR (E) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (B), (C), (D) OR (E), ABOVE, A LEGAL OPINION OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE CORPORATION, MUST FIRST BE PROVIDED TO THE CORPORATION TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION, OR IS THE SUBJECT OF AN EFFECTIVE REGISTRATION STATEMENT, UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

If any of the Debentures are being issued and sold under clause (B) of the first legend above at a time when the Corporation is a “Foreign Issuer”, as defined in Regulation S under the 1933 Act, the legend may be removed from such Debentures by providing a declaration to the registrar and transfer agent of the Corporation in such form as the Corporation may reasonably prescribe from time to time.

2.12	Payment of Interest

The following provisions shall apply to the Debentures, except as otherwise provided in Section 2.3(b), Section 2.3(c) or Section 2.8, or specified in a resolution of the Board of Directors, an Officer’s Certificate or a supplemental indenture:

(a)           As interest becomes due on each Debenture (except, subject to certain exceptions set forth herein including in Section 2.3, on conversion or on redemption, when interest may at the option of the Corporation be paid upon surrender of such Debenture), the Corporation, either directly or through the Trustee or any agent of the Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Trustee, payment of such interest (less any tax required to be withheld therefrom) to the order of the registered holder of such Debenture appearing on the registers maintained by the Trustee at the close of business on the record date set forth for the Debentures in respect of the applicable Interest Payment Date and addressed to the holder at the holder’s last address appearing on the register, unless such holder otherwise directs. If payment is made by cheque, such cheque shall be forwarded at least three Business Days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds, provided the Trustee must receive confirmation of receipt of funds prior to being able to wire funds to Debentureholders), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, the Corporation will issue to such person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Corporation is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Corporation may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee, acting reasonably, with the same effect as though payment had been made in the manner provided above. On or prior to 10:00 a.m. (MST) on the Business Day prior to the earlier of: (i) any Interest Payment Date, or (ii) the day cheques are required to be mailed in accordance with this Section 2.12, the Corporation shall deposit with the Trustee money sufficient to pay the full amount due on the relevant Interest Payment Date.

(b)           All payments of interest in cash on the Uncertificated Debentures shall be made by electronic funds transfer or certified cheque made payable to the Depository or its nominee on the day interest is payable for subsequent payment to Beneficial Holders of the applicable Uncertificated Debentures, unless the Corporation and the Depository otherwise agree.

2.13	Records of Payment

(a)           The Trustee shall maintain accounts and records evidencing each payment of principal and of interest on the Debentures, which accounts and records shall constitute, in the absence of manifest error, prima facie evidence thereof.

(b)           None of the Corporation, the Trustee or any agent of the Trustee for any Debenture issued as an Uncertificated Debenture will be liable or responsible to any person for any aspect of the records related to or payments made on account of beneficial interests in any Uncertificated Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

ARTICLE 3

REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1	Registration

With respect to the Debentures, the Corporation shall cause to be kept by and at the principal office of the Trustee in Calgary, Alberta and by the Trustee or such other registrar as the Corporation, with the approval of the Trustee, may appoint at such other place or places, if any, as the Corporation may designate with the approval of the Trustee, a register in which shall be entered the names and addresses of the holders of Debentures and particulars of the Debentures held by them respectively and of all transfers of Debentures. Such registration shall be noted on any Certificated Debentures by the Trustee or other registrar unless a new Certificated Debenture shall be issued upon such transfer.

3.2	Transfers

No transfer of any Debenture shall be valid unless entered on the register referred to in Section 3.1, upon surrender of any Certificated Debentures together with a duly executed form of transfer acceptable to the Trustee, or in the case of Uncertificated Debentures in accordance with the procedures prescribed by the Depository under the NCI and, if applicable, upon compliance with such other reasonable requirements as the Trustee or other registrar may prescribe. In the case of Certificated Debentures, the Trustee shall rely on the Form of Certificate of Transfer signed by the transferor without further enquiry.Transfers within the systems of CDS are not the responsibility of the Trustee and will not be noted on the register maintained by the Trustee, provided however that the full position of Debentures held by or through CDS shall at all times appear on the register.

3.3	Certificated Debentures; Transfers and Exchanges

(a)           Any Certificated Debenture issued to a transferee upon transfers contemplated by this section 3.3 shall bear the appropriate legends, as required by applicable securities laws, as set forth in Subsection 2.11.

(b)           The Trustee shall not register a transfer of a Certificated Debenture unless the transferor has provided the Trustee with the Debenture and the Form of Certificate of Transfer, in the form included in Schedule “C” or Schedule “H”, as applicable, stating that the transfer is being made, and the offer of the securities being transferred was made pursuant to, and in compliance with, Rule 144, Rule 144A or Rule 904 of Regulation S or an exemption from registration under the 1933 Act; provided, however, that if the transfer is being made pursuant to Rule 144 or an exemption from the registration requirements under the 1933 Act (other than Rule 144A thereunder or Rule 904 of Regulation S), the Trustee shall not register the transfer unless the transferor has provided any evidence reasonably requested by the Corporation, the Trustee, and/or the Corporation’s transfer agent, as applicable, which evidence may include an opinion of counsel of recognized standing, in form and substance satisfactory to the Corporation, Trustee or transfer agent, as applicable, to the effect that the transfer is being made in compliance with the 1933 Act. Notwithstanding the forgoing, the Trustee shall not register any transfer being made under Regulation S if the Trustee has reason to believe that the transferee is a person in the United States or a U.S. Person or is acquiring the Debentures evidenced thereby for the account or benefit of a person in the United States or a U.S. Person.

(c)           Notwithstanding any other provisions of this Indenture or the Debentures, transfers and exchanges of Certificated Debentures shall be made in accordance with this subsection 3.3(c).

(i)            Transfer of Restricted Certificated Debenture for Restricted Certificated Debenture. A Restricted Certificated Debenture may be transferred to a Person who takes delivery thereof in the form of a Restricted Certificated Debenture if the Trustee receives a certificate to the effect set forth in Schedule “C” or Schedule “H” hereto, including, if applicable, the opinion of counsel required therein.

(ii)           Transfer and Exchange of Restricted Certificated Debentures for Unrestricted Certificated Debentures. A Restricted Certificated Debenture may be exchanged by the holder thereof for an Unrestricted Certificated Debenture or transferred to a Person who takes delivery thereof in the form of an Unrestricted Certificated Debenture if the Trustee receives the following:

1.        if the holder of such Restricted Certificated Debenture proposes to exchange such Debenture for an Unrestricted Certificated Debenture, a certificate from such holder in the form of Schedule “D” or Schedule “I” hereto, as applicable, including the certifications in item (1) thereof; or

2.         if the holder of such Restricted Certificated Debenture proposes to transfer such Debenture to a Person who shall take delivery thereof in the form of an Unrestricted Certificated Debenture, a certificate from such holder in the form of Schedule “C” or Schedule “H” hereto;

and, in each such case set forth in this subsection 3.3(c), if the Corporation so requests, an opinion of counsel in form reasonably acceptable to the Corporation to the effect that such transfer or exchange is exempt from registration under the 1933 Act.

(d)         Notwithstanding any other provisions of this Indenture or any Debenture, transfers and exchanges of beneficial interests in a Certificated Debenture which does not bear the U.S. Legend shall be made in accordance with subsection 3.3(e).

(e)         Transfer and Exchange of Beneficial Interests in the Certificated Debenture which Does Not Bear the U.S. Legend. A beneficial interest in the Certificated Debenture may be exchanged by any holder thereof for a beneficial interest in a Debenture which does not bear the U.S. Legend or transferred to a Person who takes delivery thereof in the form of a beneficial interest in a Debenture which does not bear the U.S. Legend if the Trustee receives a certificate in form and substance satisfactory to the Corporation confirming that such exchange or transfer, as the case may be, is in compliance with all Applicable Securities Laws.

3.4	Uncertificated Debentures; Transfers and Exchanges

(a)         Notwithstanding any other provision of this Indenture, Uncertificated Debentures may be transferred in the following circumstances and Certificated Debentures may be issued to Beneficial Holders in the following circumstances or as otherwise specified in a resolution of the Board of Directors, Officer’s Certificate, or supplemental indenture:

(i)            Uncertificated Debentures may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(ii)           Uncertificated Debentures may be transferred at any time after the Depository for such Uncertificated Debentures (i) has notified the Trustee, or the Corporation has notified the Trustee, that it is unwilling or unable to continue as Depository for such Uncertificated Debentures, or (ii) ceases to be eligible to be a Depository, provided that at the time of such transfer the Corporation has not appointed a successor Depository for such Uncertificated Debentures;

(iii)          Uncertificated Debentures may be transferred at any time after the Corporation has determined, in its sole discretion, to terminate the NCI in respect of such Uncertificated Debentures and has communicated such determination to the Trustee in writing;

(iv)          Uncertificated Debentures may be transferred at any time after an Event of Default has occurred and is continuing with respect to the Debentures issued as Uncertificated Debentures, provided that Beneficial Holders representing, in the aggregate, not less than 25% of the aggregate principal amount of the Debentures advise the Depository in writing, through the Depository Participants, that the continuation of the NCI of Debentures is no longer in their best interest and also provided that at the time of such transfer the Trustee has not waived the Event of Default pursuant to Section 8.3;

(v)           Uncertificated Debentures may be transferred or exchanged for Certificated Debentures at any time after a Depository has determined, in its sole discretion, that such transfer or exchange is required to effect conversion and/or redemption rights in accordance with the terms hereof and has communicated such determination to the Trustee in writing;

(vi)          Uncertificated Debentures may be transferred if required by applicable law;

(vii)         Uncertificated Debentures may be transferred at any time after the NCI ceases to exist; or

(viii)        if requested by a Beneficial Holder and provided that such transfer or exchange for Certificated Debentures is permitted by applicable law and conducted in accordance with any procedures required under the NCI, following which Certificated Debentures shall be issued to the beneficial owners of such Debentures or their nominees, as directed by the Debentureholder. The Corporation shall provide an Officer’s Certificate giving notice to the Trustee of the occurrence of any event outlined in this Section 3.4(a).

(b)	With respect to the Uncertificated Debentures, unless and until Certificated Debentures have been issued to Beneficial Holders pursuant to subsection 3.4(a), Section 2.5 shall continue to apply.

3.5	Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set-off, compensation or counterclaim between the Corporation and the transferor or any previous holder of such Debenture, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

3.6	No Notice of Trusts

Neither the Corporation nor the Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the Person registered as the holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

3.7	Registers Open for Inspection

The registers referred to in Section 3.1(a) shall be open for inspection by the Corporation, the Trustee or any Debentureholder. Every registrar, including the Trustee, shall from time to time when requested so to do by the Corporation or by the Trustee, in writing, furnish the Corporation or the Trustee, as the case may be, with a list of names and addresses of holders of registered Debentures entered on the register kept by them and showing the principal amount of the Debentures held by each such holder, provided the Trustee shall be entitled to charge a reasonable fee to provide such a list.

3.8	Exchanges of Debentures

(a)            Subject to Sections 3.1, 3.2, 3.3 and 3.9, Certificated Debentures in any authorized form or denomination, may be exchanged for Certificated Debentures in any other authorized form or denomination, of the same date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Certificated Debentures so exchanged.

(b)           In respect of exchanges of Certificated Debentures permitted by Section 3.8(a), Certificated Debentures may be exchanged only at the principal office of the Trustee in the city of Calgary, Alberta or at such other place or places, if any, as may be specified from time to time be designated by the Corporation with the approval of the Trustee. Any Certificated Debentures tendered for exchange shall be surrendered to the Trustee. The Corporation shall execute and the Trustee shall Authenticate all Certificated Debentures necessary to carry out exchanges as aforesaid. All Certificated Debentures surrendered for exchange shall be cancelled.

(c)           Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

(d)           Transfers of beneficial ownership of any Uncertificated Debenture through the NCI will be effected only (i) with respect to the interest of a Depository Participant, through records maintained by the Depository or its nominee for such Debentures, and (ii) with respect to the interest of any person other than a Depository Participant through records maintained by Depository Participants.

3.9	Closing of Registers

(a)           Neither the Corporation nor the Trustee nor any registrar shall be required to:

(i)            make transfers or exchanges of or convert any Debentures on any Interest Payment Date for such Debentures or during the five preceding Business Days;

(ii)           make transfers or exchanges of, or convert any Debentures on the Redemption Date or during the five preceding Business Days; or

(iii)          make exchanges of any Debentures which have been selected or called for redemption unless upon due presentation thereof for redemption such Debentures shall not be redeemed.

(b)           Subject to any restriction herein provided, the Corporation with the approval of the Trustee may at any time close any register for the Debentures, other than those kept at the principal office of the Trustee in Calgary, Alberta and transfer the registration of any Debentures registered thereon to another register (which may be an existing register) and thereafter such Debentures shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Debentures.

3.10	Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts to be agreed upon from time to time by the Trustee and the Corporation), and payment of such charges and reimbursement of the Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder:

(a)           for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the date of the first delivery of Debentures; or

(b)	for any exchange of Uncertificated Debentures as contemplated in Section 3.4.

3.11	Ownership of Debentures

(a)           Unless otherwise required by law, the Person in whose name any registered Debenture is registered shall for all purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and premium, if any, on such Debenture and interest thereon shall be made to such registered holder.

(b)           The registered holder for the time being of any registered Debenture shall be entitled to the principal and/or interest evidenced by such instruments, respectively, free from all equities or rights of set-off, compensation or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to the Trustee, any registrar and to the Corporation for the same and none shall be bound to inquire into the title of any such registered holder.

(c)           Where Debentures are registered in more than one name, the principal and interest from time to time payable in respect thereof shall be paid to the order of all such holders, and the receipt of any one of such holders therefor shall be a valid discharge, to the Trustee, any registrar and to the Corporation.

(d)           In the case of the death of one or more joint holders of any Debenture the principal and interest from time to time payable thereon may, upon the delivery of such reasonable requirements as the Trustee may prescribe, be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Trustee and any registrar and to the Corporation.

ARTICLE 4

REDEMPTION AND PURCHASE OF DEBENTURES

4.1	Applicability of Article

Subject to any requisite regulatory approval and Article 5, the Corporation shall have the right as set out in Section 2.3(e) to mandatorily redeem all or a portion of the principal amount of, and/or interest amount accrued and owing on the outstanding Debentures before the Maturity Date in accordance with the procedures set out in this Article 4.

4.2	Notice of Redemption

Notice of redemption (the “Redemption Notice”) of any Debentures shall be given to the holders of the Debentures not more than 60 days nor less than 30 days prior to the date fixed for redemption (the “Redemption Date”) in the manner provided in Section 13.2. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the applicable redemption price, whether in cash and/or in Common Shares, and the places of payment, and shall state that interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date.

4.3	Debentures Due on Redemption Dates

Notice having been given as aforesaid, all the Debentures so called for redemption shall thereupon be and become due and payable at the applicable redemption price, including accrued interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, and from and after such Redemption Date, if Common Shares are to be issued to redeem such Debentures such Common Shares shall have been deposited as provided in Section 4.4, as applicable, and affidavits or other proof satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, and interest upon the redeemed portion of the Debentures shall cease to accrue. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

4.4	Deposit of Common Shares or Cash

Redemption of Debentures shall be provided for by the Corporation depositing with the Trustee or any paying agent to the order of the Trustee, on or before 10:00 a.m. (MST) on the Business Day immediately prior to the Redemption Date specified in such notice, certificates representing such Common Shares, or cash as applicable, as may be sufficient to pay the Redemption Price in respect of the principal amount of the Debentures so called for redemption, plus such sums of money or certificate representing Common Shares, at the option of the Corporation, as may be sufficient to pay all accrued and unpaid interest thereon up to but excluding the Redemption Date. The Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, or certificates so deposited, or both, the Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of such Debentures so called for redemption, upon surrender of such Debentures, the principal and interest (if any) to which they are respectively entitled on redemption.

4.5	Repayment of Redemption Price

(a)           The Corporation shall pay the Redemption Price in respect of the aggregate principal amount of the Debentures being redeemed, and in respect of accrued but unpaid interest up to but excluding the Redemption Date, in cash or in Common Shares, as set out in Section 2.3(e), on the Redemption Date.

(b)           The Corporation’s ability to redeem the Debentures for Common Shares shall be conditional upon the following conditions being met on the Business Day preceding the Redemption Date:

(i)            the issuance of any Common Shares on redemption shall be made in accordance with Applicable Securities Laws;

(ii)           such additional Common Shares shall be listed on each stock exchange on which the Common Shares are then listed;

(iii)          the Corporation shall be a reporting issuer in good standing under Applicable Securities Laws of Canada where the distribution of such Common Shares occurs in Canada;

(iv)          no Event of Default shall have occurred and be continuing;

(v)           the Trustee shall have received an Officer’s Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Common Shares to be delivered for the principal amount of Debentures being redeemed (and any interest payable thereon in Common Shares, as applicable); and

(vi)          the Trustee shall have received an opinion of Counsel to the effect that such Common Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Redemption Price, will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on defaulting reporting issuer lists maintained by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces where lists are not maintained.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Redemption Date, the Corporation shall not be permitted to redeem the Debentures on the Redemption Date in Common Shares, but shall be permitted to provide notice of a new Redemption Date unless the Debentureholder waives the conditions which are not satisfied. Notwithstanding the foregoing, the Corporation shall not be prevented from redeeming the Debentures on the Redemption Date in cash.

(c)           The Corporation shall on or before 10:00 a.m. (MST) on the Business Day immediately prior to the Redemption Date make the delivery to the Trustee for delivery to and on account of the holders, of certificates representing the Common Shares to which such holders are entitled.

(d)           No fractional Common Shares shall be delivered upon redemption of the Debentures and any fraction of a Common Share that would otherwise be issued will be rounded down to the nearest whole number but, in lieu thereof, the Corporation shall pay to the Trustee for the account of the holders, at the time contemplated in Section 4.5(c), the cash portion thereof ), provided that no such payment shall be issued for an amount less than $5.00. A holder shall be treated as the shareholder of record of the Common Shares issued on redemption effective immediately after the close of business on the Redemption Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including distributions and dividends in kind) thereon and arising thereafter, and in the event that the Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(e)           The Corporation shall at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon redemption as provided herein, and shall issue to Debentureholders to whom Common Shares will be issued pursuant to redemption, such number of Common Shares as shall be issuable in such event. All Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(f)            The Corporation shall comply with all Applicable Securities Laws regulating the issue and delivery of Common Shares upon redemption and shall cause to be listed and posted for trading such Common Shares on each stock exchange on which the Common Shares are then listed.

(g)           The Corporation shall from time to time promptly pay, or make provision satisfactory for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Common Shares to holders upon redemption pursuant to the terms of the Debentures and of this Indenture.

(h)           Each certificate representing Common Shares issued in payment of the Redemption Price of Debentures bearing the U.S. Legend, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall bear the U.S. Legend; provided that if the Common Shares are being sold in compliance with the requirements of Rule 904 of Regulation S, and provided that the Corporation is a “foreign issuer” within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a declaration to the Trustee, as registrar and transfer agent for the Common Shares, substantially as set forth in Schedule “K” hereto (or as the Corporation or the Trustee may prescribe from time to time), together with any other evidence reasonably requested by the Corporation or Trustee, which evidence may include an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Corporation, to the effect that the U.S. Legend is no longer required pursuant to the requirements of the 1933 Act or applicable state securities laws; and provided further that, if any such securities are being sold within the United States in accordance with Rule 144 under the 1933 Act or any other exemption from the registration requirements of the 1933 Act, the U.S. Legend may be removed by delivery to the Trustee, as registrar and transfer agent for the Common Shares, of an opinion of counsel, of recognized standing, or other evidence reasonably satisfactory to the Corporation, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or applicable state securities laws. Provided that the Trustee obtains confirmation from the Corporation that such counsel is satisfactory to it, it shall be entitled to rely on such opinion of counsel without further inquiry.

4.6	Cancellation of Debentures Redeemed

All Debentures redeemed and paid under this Article 4 shall be deemed cancelled and of no further effect with no further act on the part of the Corporation or the Trustee and shall forthwith be delivered to the Trustee and no Debentures shall be issued in substitution for those redeemed.

4.7	Purchase of Debentures by the Corporation

The Corporation may, if it is not at the time in default hereunder, at any time and from time to time, purchase Debentures in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by contract, at any price. All Debentures so purchased will be delivered to the Trustee and shall be cancelled and no Debentures shall be issued in substitution therefor.

If, upon an invitation for tenders, more Debentures are tendered at the same lowest price than the Corporation is prepared to accept, the Debentures to be purchased by the Corporation shall be selected by the Trustee on a pro rata basis or in such other manner as consented to by the NEO or such other exchange on which the Debentures are then listed which the Trustee considers appropriate, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only. The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Trustee shall Authenticate and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered.

ARTICLE 5

SUBORDINATION OF DEBENTURES TO SENIOR INDEBTEDNESS

5.1	Applicability of Article

The indebtedness, liabilities and obligations of the Corporation hereunder (except as provided in Section 14.15) or under the Debentures, whether on account of principal, interest or otherwise, but excluding the issuance of Common Shares upon any conversion pursuant to Article 6 or upon any redemption pursuant to Article 4 (collectively, the “Debenture Liabilities”) shall be subordinated and postponed and subject in right of payment, to the extent and in the manner hereinafter set forth in the following Sections of this Article 5, to the full and final payment of the Senior Indebtedness, and each holder of any such Debenture by his acceptance thereof agrees to and shall be bound by the provisions of this Article 5.

5.2	Subrogation to Rights of Holders of Senior Indebtedness

Subject to the prior payment in full of the Senior Indebtedness, the holders of the Debentures shall be subrogated to the rights of the holders of the Senior Indebtedness to receive payments or distributions of assets of the Corporation to the extent of the application thereto of such payments or other assets which would have been received by the holders of the Debentures but for the provisions hereof until the principal of and interest on the Debentures shall be paid in full, and no such payments or distributions to the holders of the Debentures of cash, property or securities, which otherwise would be payable or distributable to the holders of the Senior Indebtedness, shall, as between the Corporation, its creditors other than the holders of the Senior Indebtedness, and the holders of Debentures, be deemed to be a payment by the Corporation to the holders of the Senior Indebtedness or on account of the Senior Indebtedness, it being understood that the provisions of this Article 5 are and are intended solely for the purpose of defining the relative rights of the holders of the Debentures, on the one hand, and the holders of the Senior Indebtedness, on the other hand.

5.3	Obligation to Pay Not Impaired

Nothing contained in this Article 5 or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Corporation, its creditors other than the holders of the Senior Indebtedness, and the holders of the Debentures, the obligation of the Corporation, which is absolute and unconditional, to pay to the holders of the Debentures the principal of and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the holders of the Debentures and creditors of the Corporation other than the holders of the Senior

Indebtedness, nor shall anything herein or therein prevent the Trustee or the holder of any Debenture from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 5 of the holders of the Senior Indebtedness.

5.4	Right of Debentureholder to Convert Not Impaired

The subordination of the Debentures to the Senior Indebtedness and the provisions of this Article 5 do not impair in any way the right of a Debentureholder to convert its Series B Debentures pursuant to Article 6.

ARTICLE 6

CONVERSION OF SERIES B DEBENTURES

6.1	Applicability of Article

Any Series B Debentures issued hereunder will be convertible into Common Shares of the Corporation in accordance with such provisions as expressed in this Indenture (including Sections 2.3(g) and 3.9 hereof).

Such right of conversion shall extend only to the maximum number of whole Common Shares into which the aggregate principal amount of the Series B Debentures surrendered for conversion at any one time by the holder thereof may be converted. Fractional interests in Common Shares shall be adjusted for in the manner provided in Section 6.6.

6.2	Notice of Expiry of Conversion Privilege

Notice of the expiry of the conversion privileges of the Debentures shall be given by or on behalf of the Corporation, not more than 60 days and not less than 30 days prior to the date fixed for the Time of Expiry, in the manner provided in Section 13.2.

6.3	Revival of Right to Convert

If the redemption of any Series B Debentures called for redemption by the Corporation is not made or the payment of the purchase price of any Series B Debenture which has been tendered in acceptance of an offer by the Corporation to purchase Series B Debentures for cancellation is not made, in the case of a redemption upon due surrender of such Series B Debenture or in the case of a purchase on the date on which such purchase is required to be made, as the case may be, then, provided the Time of Expiry has not passed, the right to convert such Series B Debentures shall revive and continue as if such Series B Debenture had not been called for redemption or tendered in acceptance of the Corporation’s offer, respectively.

6.4	Manner of Exercise of Right to Convert

(a)           The holder of a Series B Debenture desiring to convert such Series B Debenture, in whole or in part, into Common Shares following a Trading Period Trigger Event shall surrender such Series B Debenture to the Trustee at its principal office in the City of Calgary, Alberta together with the conversion notice attached hereto as Schedule “F” or any other written notice in a form satisfactory to the Trustee, in either case duly executed by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee, exercising his right to convert such Series B Debenture in accordance with the provisions of this Article; provided that with respect to Uncertificated Debentures, the obligation to surrender a Series B Debenture to the Trustee shall be satisfied if the Trustee is provided with all documentation which it may request. Thereupon such Debentureholder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Trustee, their nominee(s) or assignee(s) shall be entitled to be entered in the books of the Corporation as at the Date of Conversion (or such later date as is specified in Sections 2.3(g) and 6.4(b)) as the holder of the number of Common Shares into which such Series B Debenture is convertible in accordance with the provisions of this Article and, as soon as practicable thereafter, the Corporation shall deliver to such Debentureholder or, subject as aforesaid, his nominee(s) or assignee(s), a certificate or certificates for such Common Shares and make or cause to be made any payment of interest to which such holder is entitled in accordance with Section 6.4(e).

(b)           For the purposes of this Article, a Series B Debenture shall be deemed to be surrendered for conversion on the date (herein called the “Date of Conversion”) on which it is so surrendered when the register of the Trustee is open and in accordance with the provisions of this Article or, in the case of Uncertificated Debentures which the Trustee received notice of and all necessary documentation in respect of the exercise of the conversion rights and, in the case of a Series B Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Trustee at its principal office specified in Section 6.4(a); provided that if a Series B Debenture is surrendered for conversion on a day on which the register of Common Shares is closed, the Person or Persons entitled to receive Common Shares shall become the holder or holders of record of such Common Shares as at the date on which such registers are next reopened.

(c)           Any part, being $1,024.9863 or an integral multiple thereof, of a Series B Debenture in a denomination in excess of $1,024.9863 may be converted as provided in this Article and all references in this Indenture to conversion of Series B Debentures shall be deemed to include conversion of such parts.

(d)           The holder of any Series B Debenture of which only a part is converted shall, upon the exercise of his right of conversion, surrender such Series B Debenture to the Trustee in accordance with Section 6.4(a), and the Trustee shall cancel the same and shall without charge forthwith Authenticate and deliver to the holder a new Series B Debenture(s) in an aggregate principal amount equal to the unconverted part of the principal amount of the Series B Debentures so surrendered. It is understood and agreed by the parties hereto that, unless the Trustee is otherwise in a position to perform electronic conversions, in every instance where Uncertificated Debentures held through the NCI through the Depository are to be converted in whole or in part, such Series B Debentures being converted shall not be represented by Certificated Debentures, and it shall be sufficient for the Trustee to convert such Series B Debentures upon receiving either the attached exercise form executed by the Depository or an NCI Letter of Instruction in a form agreed upon by the Trustee and the Depository, or such other form that they may require from time to time.

(e)           The holder of a Series B Debenture surrendered for conversion in accordance with this Section 6.4 shall be entitled to receive accrued and unpaid interest in respect thereof from the date of the last Interest Payment Date up to but excluding the Date of Conversion, and the Common Shares issued upon such conversion shall rank only in respect of distributions or dividends declared in favour of shareholders of record on and after the Date of Conversion or such later date as such holder shall become the holder of record of such Common Shares pursuant to Section 6.4(b), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

6.5	Adjustment of Conversion Price

Subject to the requirements of the NEO (or such other principal exchange on which the Common Shares may be listed from time to time), the Conversion Price in effect at any date shall be subject to adjustment from time to time as set forth below.

(a)          If and whenever at any time prior to the Time of Expiry the Corporation shall (i) subdivide, redivide or change the outstanding Common Shares into a greater number of shares, (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of shares, or (iii) issue Common Shares or securities convertible into Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a dividend or distribution (other than cash dividends or distributions for which an adjustment would be made under Section 6.5(b)) (a “Common Share Reorganization”), the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Common Shares or securities convertible into Common Shares by way of a dividend or distribution, as the case may be, shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Conversion Price in effect immediately prior to such record date by a fraction: (1) the denominator of which shall be the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date, assuming in any case where such securities are not then convertible or exchangeable but subsequently become so, that they were convertible or exchangeable on the record date on the basis upon which they first become convertible or exchangeable); and (2) the numerator of which shall be the number of Common Shares outstanding on such record date before giving effect to such Common Share Reorganization. Such adjustment shall be made successively whenever any event referred to in this Section 6.5 shall occur. Any such issue of Common Shares or securities convertible into Common Shares by way of a dividend or distribution shall be deemed to have been made on the record date for the dividend or distribution for the purpose of calculating the number of outstanding Common Shares under subsections (c) and (d) of this Section 6.5.

(b)         If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the payment of a cash dividend or distribution to the holders of all or substantially all of the outstanding Common Shares in respect of any Applicable Period, the Conversion Price shall be adjusted immediately after such record date so that it shall be equal to the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the denominator shall be the Current Market Price per Common Share on such record date and of which the numerator shall be the Current Market Price per Common Share on such record date minus the amount in cash per Common Share distributed to holders of Common Shares. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such cash dividend or distribution is not paid, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed.

(c)          If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price of a Common Share on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price per Common Share, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price would then be in effect based upon the number of Common Shares (or securities convertible into Common Shares) actually issued upon the exercise of such options, rights or warrants were included in such fraction, as the case may be.

(d)         If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Common Shares or a capital reorganization of the Corporation, other than as described in Section 6.5(a), or a consolidation, amalgamation, arrangement, binding share exchange, merger of the Corporation with or into any other Person or other entity or acquisition of the Corporation or other combination pursuant to which the Common Shares are converted into or acquired or exchanged for cash, securities or other property; or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other Person (other than a direct or indirect wholly-owned subsidiary of the Corporation) or other entity or a liquidation, dissolution or winding-up of the Corporation, any holder of a Debenture who has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding-up, shall, upon the exercise of such right thereafter, be entitled to receive and shall accept, in lieu of the number of Common Shares then sought to be acquired by it, such amount of cash or the number of shares or other securities or property of the Corporation or of the Person or other entity resulting from such merger, amalgamation, arrangement, acquisition, combination or consolidation, or to which such sale or conveyance may be made or which holders of Common Shares receive pursuant to such liquidation, dissolution or winding-up, as the case may be, that such holder of a Debenture would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding-up, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Common Shares sought to be acquired by it and to which it was entitled to acquire upon the exercise of its conversion right. If determined appropriate by the Board of Directors, to give effect to or to evidence the provisions of this Section 6.5(d), the Corporation, its successor, or such purchasing Person or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding-up, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the holder of Debentures to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any cash, shares or other securities or property to which a holder of Debentures is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation and the Trustee pursuant to the provisions of this Section 6.5(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 15. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing Person or other entity and the Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 6.5(d) and which shall apply to successive reclassifications, capital reorganizations, amalgamations, consolidations, mergers, share exchanges, acquisitions, combinations, sales or conveyances.

(e)         If the Corporation shall make a distribution to all holders of Common Shares of shares in the capital of the Corporation, other than Common Shares, or evidences of indebtedness or other assets of the Corporation, including securities (but excluding (x) any issuance of rights or warrants for which an adjustment was made pursuant to Section 6.5(c), and (y) any dividend or distribution paid exclusively in cash for which an adjustment was made pursuant to Section 6.5(b)) (the “Distributed Securities”), then in each such case (unless the Corporation distributes such Distributed Securities to the holders of Debentures on such dividend or distribution date (as if each holder had converted such Debenture into Common Shares immediately preceding the record date with respect to such distribution)) the Conversion Price in effect immediately preceding the ex-distribution date fixed for the dividend or distribution shall be adjusted so that the same shall equal the price determined by multiplying the Conversion Price in effect immediately preceding such ex-distribution date by a fraction of which the denominator shall be the VWAP for the Common Shares for the five consecutive trading days immediately prior to the ex-distribution date and of which the numerator shall be the VWAP for the Common Shares for the first five consecutive trading days that occur immediately following ex-distribution date. Such adjustment shall be made successively whenever any such distribution is made and shall become effective five Business Days immediately following the ex-distribution date. In the event that such dividend or distribution is not so paid or made, the Conversion Price shall again be adjusted to be the Conversion Price that would then be in effect if such dividend or distribution had not been declared.

Notwithstanding the foregoing, if the securities distributed by the Corporation to all holders of its Common Shares consist of capital stock of, or similar equity interests in, a Subsidiary or other business of the Corporation (the “Spinoff Securities”), the Conversion Price shall be adjusted, unless the Corporation makes an equivalent distribution to the holders of Debentures, so that the same shall be equal to the rate determined by multiplying the Conversion Price in effect on the record date fixed for the determination of shareholders entitled to receive such distribution by a fraction, the denominator of which shall be the sum of: (A) the VWAP for the Common Shares for the 20 consecutive trading day period (the “Spinoff Valuation Period”) commencing on and including the fifth trading day after the date on which ex-dividend trading commences for such distribution on the NEO, or such other national or regional exchange or market on which the Common Shares are then listed or quoted and (B) the product of: (i) the weighted average trading price (calculated in substantially the same way as the Current Market Price is calculated for the Common Shares) over the Spinoff Valuation Period of the Spinoff Securities or, if no such prices are available, the fair market value of the Spinoff Securities as reasonably determined by the Board of Directors (which determination shall be conclusive and shall be evidenced by an Officer’s Certificate delivered to the Trustee) multiplied by (ii) the number of Spinoff Securities distributed in respect of one Common Share and the numerator of which shall be the VWAP for the Common Shares for the Spinoff Valuation Period, such adjustment to become effective immediately preceding the opening of business on the 25th trading day after the date on which ex-dividend trading commences; provided, however, that the Corporation may in lieu of the foregoing adjustment elect to make adequate provision so that each holder of Debentures shall have the right to receive upon conversion thereof the amount of such Spinoff Securities that such holder of Debentures would have received if such Debentures had been converted on the record date with respect to such distribution.

(f)            If any issuer bid made by the Corporation or any of its Subsidiaries for all or any portion of Common Shares shall expire, then, if the issuer bid shall require the payment to shareholders of consideration per Common Share having a fair market value (determined as provided below) that exceeds the Current Market Price per Common Share on the last date (the “Expiration Date”) tenders could have been made pursuant to such issuer bid (as it may be amended) (the last time at which such tenders could have been made on the Expiration Date is hereinafter sometimes called the “Expiration Time”), the Conversion Price shall be adjusted so that the same shall equal the rate determined by multiplying the Conversion Price in effect immediately preceding the close of business on the Expiration Date by a fraction of which: (i) the denominator shall be the sum of (A) the fair market value of the aggregate consideration (the fair market value as determined by the Board of Directors, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officer’s Certificate delivered to the Trustee) payable to shareholders based on the acceptance (up to any maximum specified in the terms of the issuer bid) of all Common Shares validly tendered and not withdrawn as of the Expiration Time (the Common Shares deemed so accepted, up to any such maximum, being referred to as the “Purchased Common Shares”) and (B) the product of the number of Common Shares outstanding (less any Purchased Common Shares and excluding any Common Shares held in the treasury of the Corporation) at the Expiration Time and the Current Market Price per Common Share on the Expiration Date and (ii) the numerator of which shall be the product of the number of Common Shares outstanding (including Purchased Common Shares but excluding any Common Shares held in the treasury of the Corporation) at the Expiration Time multiplied by the Current Market Price per Common Share on the Expiration Date, such increase to become effective immediately preceding the opening of business on the day following the Expiration Date. In the event that the Corporation is obligated to purchase Common Shares pursuant to any such issuer bid, but the Corporation is permanently prevented by applicable law from effecting any or all such purchases or any or all such purchases are rescinded, the Conversion Price shall again be adjusted to be the Conversion Price which would have been in effect based upon the number of Common Shares actually purchased, if any. If the application of this clause (f) of Section 6.5 to any issuer bid would result in a decrease in the Conversion Price, no adjustment shall be made for such issuer bid under this clause (f).

For purposes of this Section 6.5(f), the term “issuer bid” shall mean an issuer bid under Applicable Securities Laws of Canada or a take-over bid under Applicable Securities Laws of Canada for the Common Shares and all references to “purchases” of Common Shares in issuer bids (and all similar references) shall mean and include the purchase of Common Shares in issuer bids and all references to “tendered Common Shares” (and all similar references) shall mean and include Common Shares tendered in issuer bids.

(g)           In any case in which this Section 6.5 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Debenture converted after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 6.5(g), have become the holder of record of such additional Common Shares pursuant to Section 6.4(b).

(h)          The adjustments provided for in this Section 6.5 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section 6.5(h) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(i)           For the purpose of calculating the number of Common Shares outstanding, Common Shares owned by or for the benefit of the Corporation shall not be counted.

(j)          In the event of any question arising with respect to the adjustments provided in this Section 6.5, such question shall be conclusively determined by a firm of nationally recognized chartered accountants appointed by the Corporation and acceptable to the

Trustee (who may be the Auditors of the Corporation); such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation, the Trustee, and the Debentureholders.

(k)         In case the Corporation shall take any action affecting the Common Shares other than action described in this Section 6.5, which in the opinion of the Board of Directors, would materially affect the rights of Debentureholders, the Conversion Price shall be adjusted in such manner and at such time, by action of the Board of Directors, subject to the prior written consent of the NEO (or such other exchange on which the Debentures are then listed), as the Board of Directors, in their sole discretion may determine to be equitable in the circumstances. Failure of the directors to make such an adjustment shall be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances.

(l)          Subject to the prior written consent of the NEO or such other exchange on which the Common Shares are then listed, no adjustment in the Conversion Price shall be made in respect of any event described in Sections 6.5(a), 6.5(b), 6.5(c), 6.5(e) or 6.5(f) other than the events described in 6.5(a)(i) or 6.5(a)(ii) if the holders of the Debentures are entitled to participate in such event on the same terms mutatis mutandis as if they had converted their Debentures prior to the effective date or record date, as the case may be, of such event.

(m)        Except as stated above in this Section 6.5, no adjustment will be made in the Applicable Price for any Debentures as a result of the issuance of Common Shares at less than the Current Market Price for such Common Shares on the date of issuance or the then applicable Conversion Price.

(n)         Notwithstanding any other provision hereof, provided the Corporation has received the approval of the NEO and has obtained any other applicable regulatory or other third party approvals, the Corporation may, without the consent of the Debentureholders or the Trustee, reduce the Conversion Price in effect from time to time. Such reduction shall be evidenced by a supplemental indenture entered into in accordance with Article 15.

6.6	No Requirement to Issue Fractional Common Shares

The Corporation shall not be required to issue fractional Common Shares upon the conversion of Debentures pursuant to this Article. If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of whole Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted. If any fractional interest in a Common Share would, except for the provisions of this Section, be deliverable upon the conversion of any principal or interest amount of Debentures, any fraction of a Common Share that would otherwise be issued will be rounded down to the nearest whole number. The Corporation shall, in lieu of delivering any certificate representing a fractional interest, make a cash payment to the holder of such Debenture of an amount equal to the fractional interest which would have been issuable multiplied by the Current Market Price), provided that no such payment shall be issued for an amount less than $5.00.

6.7	Corporation to Reserve Common Shares

The Corporation covenants with the Trustee that it will at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited), solely for the purpose of issue upon conversion of the Series B Debentures as in this Article provided, and conditionally allot to Debentureholders who may exercise their conversion rights hereunder, such number of Common Shares as shall then be issuable upon the conversion of all outstanding Series B Debentures. The Corporation covenants with the Trustee that all Common Shares which shall be so issuable shall be duly and validly issued as fully-paid and non-assessable.

6.8	Cancellation of Converted Debentures

Subject to the provisions of Section 6.4, as to Series B Debentures converted in part, all Series B Debentures converted in whole or in part under the provisions of this Article shall be forthwith delivered to and cancelled by the Trustee and no Series B Debenture shall be issued in substitution for those converted.

6.9	Certificate as to Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 6.5, deliver an Officer’s Certificate to the Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified in writing by a firm of nationally recognized chartered accountants appointed by the Corporation and acceptable to the Trustee (who may be the Auditors of the Corporation) and shall be conclusive and binding on all parties in interest. When so approved, the Corporation shall, except in respect of any subdivision, redivision, reduction, combination or consolidation of the Common Shares, forthwith give notice to the Debentureholders in the manner provided in Section 13.2 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price.

6.10	Notice of Special Matters

The Corporation covenants with the Trustee that so long as any Series B Debenture remains outstanding, it will give notice to the Trustee, and to the Debentureholders in the manner provided in Section 13.2, of its intention to fix a record date for any event referred to in Section 6.5(a), 6.5(b), 6.5(c) or 6.5(e) (other than the subdivision, redivision, reduction, combination or consolidation of its Common Shares) which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days in each case prior to such applicable record date.

In addition, the Corporation covenants with the Trustee that so long as any Series B Debenture remains outstanding, it will give notice to the Trustee, and to the Debentureholders in the manner provided in Section 13.2, at least 30 days prior to the: (i) effective date of any transaction referred to in Section 6.5(d) stating the consideration into which the Debentures will be convertible after the effective date of such transaction; and (ii) Expiration Date of any transaction referred to in Section 6.5(f) stating the consideration paid per Common Share in such transaction.

6.11	Protection of Trustee

Subject to Section 14.3, the Trustee:

(a)           shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)           shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the conversion of any Series B Debenture;

(c)            shall not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Common Shares or share certificates upon the surrender of any Series B Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article;

(d)           shall not be liable for or by reason of any statements of fact in this Indenture or in the Certificated Debentures (except the representation contained in Section 8.9 or in the certificate of the Trustee on the Certificated Debentures) or be required to verify the same, but all such statements are and shall be deemed to be made by the Corporation;

(e)           shall not be obligated to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(f)            shall not be bound to give notice to any person or persons of the execution hereof;

(g)           shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of its covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation; and

(h)           shall be indemnified by and the Corporation hereby indemnifies and agrees to hold harmless the Trustee, its affiliates, their current and former officers, directors, employees, agents, successors and assigns from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including legal fees and disbursements of whatever kind and nature which may at any time be imposed on or incurred by or asserted against the Trustee, whether groundless or otherwise, arising from or out of any act, omission or error of the Trustee, provided that the Corporation shall not be required to indemnify the Trustee in the event of the gross negligence or wilful misconduct of the Trustee, and this provision shall survive the resignation or removal of the Trustee or the termination or discharge of this Indenture.

6.12	U.S. Legends on Common Shares

(a)           Each certificate representing Common Shares issued upon conversion or redemption of Series B Debentures bearing the U.S. Legend (or in lieu of cash as interest thereon) shall have imprinted or otherwise reproduced thereon such legend(s) in substantially the form of Schedule “J” attached hereto, provided the U.S. legend may be removed as provided in Section 2.12.

ARTICLE 7

COVENANTS OF THE CORPORATION

The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Debentureholders, that so long as any Debentures remain outstanding:

7.1	To Pay Principal and Interest

The Corporation will duly and punctually pay or cause to be paid to every Debentureholder the principal of and interest accrued on the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures.

7.2	To Pay Trustee’s Remuneration

The Corporation will pay the Trustee reasonable remuneration for its services as Trustee hereunder and will repay to the Trustee on demand all monies which shall have been paid by the Trustee in connection with the execution of the trusts hereby created and such monies including the Trustee’s remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to payment of any principal of the Debentures or interest thereon. Such remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction.

7.3	To Give Notice of Default

The Corporation shall notify the Trustee immediately upon obtaining knowledge of any Event of Default hereunder.

7.4	Preservation of Existence, etc.

Subject to the express provisions hereof, the Corporation will carry on and conduct its activities, and cause its Subsidiaries to carry on and conduct their businesses, in a business-like manner and in accordance with good business practices; and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its existence and rights.

7.5	Keeping of Books

The Corporation will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Corporation in accordance with GAAP.

7.6	Annual Certificate of Compliance

The Corporation shall deliver to the Trustee, within 120 days after the end of each calendar year, (and at any reasonable time upon demand by the Trustee) an Officer’s Certificate as to the knowledge of such officers of the Corporation who execute the Officer’s Certificate of the Corporation’s compliance with all conditions and covenants in this Indenture certifying that after reasonable investigation and inquiry, the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which could, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

7.7	Performance of Covenants by Trustee

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Trustee may notify the Debentureholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Debentureholders. All sums so expended or advanced by the Trustee shall be repayable as provided in Section 7.2. No such performance, expenditure or advance by the Trustee shall be deemed to relieve the Corporation of any default hereunder.

7.8	SEC Notice

The Corporation confirms that as at the date of execution of this Indenture it does not have a class of securities registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended, or have a reporting obligation pursuant to Section 15(d) of the United States Securities Exchange Act of 1934, as amended.

The Corporation covenants that, in the event that it shall begin, or thereafter cease, to file as a “foreign issuer” with the U.S. Securities and Exchange Commission, the Corporation shall promptly deliver to the Trustee an Officer’s Certificate certifying such status and other information as the Trustee may reasonably require at such given time.

7.9	No Dividends on Common Shares if Event of Default

The Corporation shall not declare or pay any dividend to the holders of its issued and outstanding Common Shares after the occurrence of an Event of Default unless and until such default shall have been cured or waived or shall have ceased to exist.

7.10	Maintain Listing

The Corporation will use reasonable commercial efforts to maintain the listing of the Common Shares on the NEO, and to maintain the Corporation’s status as a “reporting issuer” not in default of the requirements of the Applicable Securities Laws in Canada; provided that the foregoing covenant and any other covenants provided herein shall not prevent or restrict the Corporation from carrying out a transaction to which Article 10 would apply if carried out in compliance with Article 10 even if as a result of such transaction the Corporation ceases to be a “reporting issuer” in all or any jurisdiction of Canada and/or the Common Shares cease to be listed on the NEO or any other stock exchange.

ARTICLE 8

DEFAULT

8.1	Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an “Event of Default”:

(a)	failure for 10 days to pay interest on the Debentures when due;

(b)           failure to pay principal on the Debentures when due whether at maturity, upon redemption, by declaration or otherwise (and whether in cash or Common Shares or other property);

(c)           default in the delivery, when due, of any Common Shares or other consideration, payable on conversion with respect to the Debentures, which default continues for 15 days;

(d)           default in the observance or performance of any covenant or condition of the Indenture by the Corporation and the failure to cure (or obtain a waiver for) such default for a period of 30 days after notice in writing has been given by the Trustee or from holders of not less than 25% in aggregate principal amount of the Debentures to the Corporation specifying such default and requiring the Corporation to rectify such default or obtain a waiver for same;

(e)           if a decree or order of a Court having jurisdiction is entered adjudging the Corporation a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of the Corporation, or appointing a receiver of, or of any substantial part of, the property of the Corporation or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days;

(f)            if the Corporation institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Corporation or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(g)           if a resolution is passed for the winding-up or liquidation of the Corporation except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 10.1 are duly observed and performed; or

(h)           if, after the date of this Indenture, any proceedings with respect to the Corporation are taken with respect to a compromise or arrangement, with respect to creditors of the Corporation generally, under the applicable legislation of any jurisdiction, then, in each and every such event listed above, the Trustee may, in its discretion, but subject to the provisions of this Section, and shall, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding, subject to the provisions of Section 8.3, by notice in writing to the Corporation declare the principal of and interest on all Debentures then outstanding and all other monies outstanding hereunder to be due and payable and the same shall thereupon forthwith become immediately due and payable to the Trustee and, upon such amounts becoming due and payable, the Corporation shall forthwith pay to the Trustee for the benefit of the Debentureholders such principal, accrued and unpaid interest, and interest on amounts in default on such Debenture and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal, interest and such other monies from the date of such declaration or event until payment is received by the Trustee, such subsequent interest to be payable at the times and places and in the manner mentioned in and according to the tenor of the Debentures. Such payment when made shall be deemed to have been made in discharge of the Corporation’s obligations hereunder and any monies so received by the Trustee shall be applied in the manner provided in Section 8.6.

8.2	Notice of Events of Default

If an Event of Default shall occur and be continuing the Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders in the manner provided in Section 13.2, provided that notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debentures then outstanding, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Corporation in writing.

8.3	Waiver of Default

Upon the happening of any Event of Default hereunder:

(a)           the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of more than 50% of the principal amount of Debentures then outstanding, to instruct the Trustee to waive any Event of Default and to cancel any declaration made by the Trustee pursuant to Section 8.1 and the Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; and

(b)           the Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor within 30 days of the Event of Default, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable. In the event that the Trustee had provided written notice to Debentureholders of an Event of Default in accordance with Section 8.2, and the Trustee subsequently elects to waive such Event of Default in accordance with this Section 8.3(b), then the Trustee shall promptly provide written notice to the Debentureholders of such waiver of the Event of Default.

No such act or omission either of the Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

8.4	Enforcement by the Trustee

Subject to the provisions of Section 8.3 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, if the Corporation shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 8.1, the principal of and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Trustee shall deem expedient.

The Trustee shall be entitled and empowered, either in its own name or as Trustee of an express trust, or as attorney-in-fact for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and of the holders of the Debentures against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that subject to Section 8.3, nothing contained in this Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

The Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

8.5	No Suits by Debentureholders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (a) such holder shall previously have given to the Trustee written notice of the happening of an Event of Default hereunder; and (b) the Debentureholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Debentures then outstanding shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; and (c) the Debentureholders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debentures.

8.6	Application of Monies by Trustee

(a)           Except as herein otherwise expressly provided, any monies received by the Trustee from the Corporation pursuant to the foregoing provisions of this Article 8, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other monies in the hands of the Trustee available for such purpose, as follows:

(i)            first, in payment or in reimbursement to the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii)           second, but subject as hereinafter in this Section 8.6 provided, in payment, rateably and proportionately to the holders of Debentures, of the principal of and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii)	third, in payment of the surplus, if any, of such monies to the Corporation or its assigns,

provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal or interest on any Debenture held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Debenture pledged for value and in good faith to a Person other than the Corporation or any Subsidiary but only to the extent of such Person’s interest therein) except subject to the prior payment in full of the principal and interest (if any) on all Debentures which are not so held.

(b)          The Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary to provide for the payments mentioned in Section 8.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 14.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment in distribution hereunder.

8.7	Notice of Payment by Trustee

Not less than 15 days’ notice shall be given in the manner provided in Section 13.2 by the Trustee to the Debentureholders of any payment to be made under this Article 8. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debentureholders will be entitled to interest only on the balance (if any) of the principal monies and interest due (if any) to them, respectively, on the Debentures, after deduction of the respective amounts payable in respect thereof on the day so fixed.

8.8	Trustee May Demand Production of Debentures

The Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal or interest required by this Article 8 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Corporation as the Trustee shall deem sufficient.

8.9	Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee, or upon or to the holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

8.10	Judgment Against the Corporation

The Corporation covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and the interest thereon and any other monies owing hereunder.

8.11	Immunity of Directors, Officers and Others

The Debentureholders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer, director or employee of the Corporation or holder of Common Shares of the Corporation or of any successor for the payment of the principal of or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Debentures.

ARTICLE 9

SATISFACTION AND DISCHARGE

9.1	Cancellation and Destruction

All Debentures shall forthwith after payment thereof be delivered to the Trustee and cancelled by it (subject to any deemed cancellation under Article 4). All Debentures cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Trustee and, if required by the Corporation, the Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so destroyed.

9.2	Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal of or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require:

(a)	the Corporation shall be entitled to pay or deliver to the Trustee and direct it to set aside; or

(b)           in respect of monies or Common Shares in the hands of the Trustee which may or should be applied to the payment of the Debentures, the Corporation shall be entitled to direct the Trustee to set aside; or

(c)	if the redemption was pursuant to notice given by the Trustee, the Trustee may itself set aside;

the monies or Common Shares, as the case may be, in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal of or the interest payable on or represented by each Debenture in respect whereof such monies or Common Shares, if applicable, have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies or Common Shares, if applicable, so set aside by the Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 9.3.

9.3	Repayment of Unclaimed Monies or Common Shares

Subject to applicable law, any monies or Common Shares, if applicable, set aside under Section 9.2 and not claimed by and paid to holders of Debentures as provided in Section 9.2 within six years less one day after the date of such setting aside shall be repaid and delivered to the Corporation by the Trustee at the written request of the Corporation and thereupon the Trustee shall be released from all further liability with respect to such monies or Common Shares, if applicable, and thereafter the holders of the Debentures in respect of which such monies or Common Shares, if applicable, were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment and delivery of the monies or Common Shares, if applicable, from the Corporation subject to any limitation provided by the laws of the Province of Ontario.

9.4	Discharge

The Trustee shall at the written request of the Corporation release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee), upon proof being given to the reasonable satisfaction of the Trustee that the principal of and interest (including interest on amounts in default, if any), on all the Debentures and all other monies payable hereunder have been paid or satisfied or that all the Debentures having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

9.5	Satisfaction

(a)           The Corporation shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures and the Trustee, at the expense of the Corporation, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures or all of the outstanding Debentures, as applicable:

(i)         the Corporation has deposited or caused to be deposited with the Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money or Common Shares, if applicable, sufficient to pay, satisfy and discharge the entire amount of principal of and interest, if any, to maturity, or any repayment date or Redemption Dates, or upon conversion or otherwise as the case may be, of such Debentures;

(ii)           the Corporation has deposited or caused to be deposited with the Trustee as trust property in trust for the purpose of making payment on such Debentures:

1.         if the Debentures are issued in Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or Common Shares, if applicable; or

2.           if the Debentures are issued in a currency or currency unit other than Canadian dollars, cash in the currency or currency unit in which the Debentures are payable and/or such amount in such currency or currency unit of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable or Common Shares, if applicable;

as will be sufficient to pay and discharge the entire amount of principal of and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures; or

(iii)           all Debentures Authenticated and delivered (other than (A) Debentures which have been destroyed, lost or stolen and which have been replaced as provided in Section 2.7 and (B) Debentures for whose payment has been deposited in trust and thereafter repaid to the Corporation as provided in Section 9.3) have been delivered to the Trustee for cancellation;

so long as in any such event:

(iv)         the Corporation has paid, caused to be paid or made provisions to the satisfaction of the Trustee for the payment of all other sums payable or which may be payable with respect to all of such Debentures (together with all applicable expenses of the Trustee in connection with the payment of such Debentures); and

(v)          the Corporation has delivered to the Trustee an Officer’s Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Any deposits with the Trustee referred to in this Section 9.5 shall be irrevocable, subject to Section 9.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Trustee and which provides for the due and punctual payment of the principal of and interest on the Debentures being satisfied.

(b)           Upon the satisfaction of the conditions set forth in this Section 9.5 with respect to all the outstanding Debentures, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Article 2 and Article 4 and the provisions of Article 1 pertaining to Article 2 and Article 4) shall no longer be binding upon or applicable to the Corporation.

(c)           Any funds or obligations deposited with the Trustee pursuant to this Section 9.5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(d)           If the Trustee is unable to apply any money or securities in accordance with this Section 9.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Corporation’s obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 9.5 until such time as the Trustee is permitted to apply all such money or securities in accordance with this Section 9.5, provided that if the Corporation has made any payment in respect of principal of or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Trustee.

9.6	Continuance of Rights, Duties and Obligations

(a)           Where trust funds or trust property have been deposited pursuant to Section 9.5, the holders of Debentures and the Corporation shall continue to have and be subject to their respective rights, duties and obligations under Article 2 and Article 4.

(b)           In the event that, after the deposit of trust funds or trust property pursuant to Section 9.5 in respect of the Debentures (the “Defeased Debentures”), any holder of any of the Defeased Debentures from time to time converts its Debentures to Common Shares or other securities of the Corporation in accordance with Subsection 2.3(e), Article 6 or any other provision of this Indenture, the Trustee shall upon receipt of a Written Direction of the Corporation return to the Corporation from time to time the proportionate amount of the trust funds or other trust property deposited with the Trustee pursuant to Section 9.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures so converted (which amount shall be based on the applicable principal amount of the Defeased Debentures being converted in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

ARTICLE 10

SUCCESSORS

10.1	Corporation may Consolidate, etc., Only on Certain Terms

(a)            The Corporation may not, without the consent of the holders by way of an Extraordinary Resolution, consolidate with or amalgamate or merge with or into any Person (other than a directly or indirectly wholly-owned Subsidiary of the Corporation) or sell, convey, transfer or lease all or substantially all of the properties and assets of the Corporation to another Person (other than a directly or indirectly wholly-owned Subsidiary of the Corporation) unless:

(i)             the Person formed by such consolidation or into which the Corporation is amalgamated or merged, or the Person which acquires by sale, conveyance, transfer or lease all or substantially all of the properties and assets of the Corporation (such Person being referred to as a “Successor Entity”) expressly assumes, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the obligations of the Corporation under the Debentures and this Indenture and the performance or observance of every covenant and provision of this Indenture and the Debentures required on the part of the Corporation to be performed or observed and the conversion rights shall be provided for in accordance with Article 6, by supplemental indenture satisfactory in form to the Trustee, executed and delivered to the Trustee, by the Successor Entity (if other than the Corporation or the continuing corporation resulting from the amalgamation of the Corporation with another corporation under the laws of Canada or any province or territory thereof) formed by such consolidation or into which the Corporation shall have been merged or by the Person which shall have acquired the Corporation’s assets;

(ii)           after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

(iii)          if the Corporation or the continuing corporation resulting from the amalgamation or merger of the Corporation with another Person under the laws of Canada or any province or territory thereof or the laws of the United States or any state thereof will not be the resulting, continuing or surviving corporation, the Corporation shall have, at or prior to the effective date of such consolidation, amalgamation, merger or sale, conveyance, transfer or lease, delivered to the Trustee an Officer’s Certificate and an opinion of Counsel, each stating that such consolidation, merger or transfer complies with this Article and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with this Article, and that all conditions precedent herein provided for relating to such transaction have been complied with.

(b)           For purposes of the foregoing, the sale, conveyance, transfer or lease (in a single transaction or a series of related transactions) of the properties or assets of one or more Subsidiaries of the Corporation (other than to the Corporation or another wholly-owned Subsidiary of the Corporation), which, if such properties or assets were directly owned by the Corporation, would constitute all or substantially all of the properties and assets of the Corporation and its Subsidiaries, taken as a whole, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Corporation.

10.2	Successor Substituted

Upon any consolidation of the Corporation with, or amalgamation or merger of the Corporation into, any other Person or any sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Corporation and its Subsidiaries, taken as a whole, in accordance with Section 10.1, the Successor Entity formed by such consolidation or into which the Corporation is amalgamated or merged or to which such sale, conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Corporation under this Indenture with the same effect as if such Successor Entity had been named as the Corporation herein, and thereafter, except in the case of a lease, and except for obligations the predecessor Person may have under a supplemental indenture entered into pursuant to Section (iii), the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Debentures.

ARTICLE 11

COMPULSORY ACQUISITION

11.1	Definitions

In this Article:

(a)           “Affiliate” and “Associate” have the respective meanings ascribed thereto in the Securities Act (Ontario).

(b)           “Dissenting Debentureholders” means a Debentureholder who does not accept an Offer referred to in Section 11.2 and includes any assignee of the Debenture of a Debentureholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture.

(c)           “Offer” means an offer to acquire outstanding Debentures, which is a takeover bid for Debentures within the meaning ascribed thereto in the Securities Act (Ontario), where, as of the date of the offer to acquire, the Debentures that are subject to the offer to acquire, together with the Offeror’s Debentures, constitute in the aggregate 20% or more of the outstanding principal amount of the Debentures.

(d)	“offer to acquire” includes an acceptance of an offer to sell.

(e)           “Offeror” means a Person, or two or more Persons acting jointly or in concert, who make an Offer to acquire Debentures.

(f)            “Offeror’s Debentures” means Debentures beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any Person or company acting jointly or in concert with the Offeror.

(g)	“Offeror’s Notice” means the notice described in Section 11.3.

11.2	Offer for Debentures

If an Offer for all of the outstanding Debentures (other than Debentures held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(a)           within the time provided in the Offer for its acceptance or within 120 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Debentureholders representing at least 90% of the outstanding principal amount of the Debentures, other than the Offeror’s Debentures;

(b)           the Offeror is bound to take up and pay for, or has taken up and paid for the Debentures of the Debentureholders who accepted the Offer; and

(c)	the Offeror complies with Sections 11.3 and 11.4;

the Offeror is entitled to acquire, and the Dissenting Debentureholders are required to sell to the Offeror, the Debentures held by the Dissenting Debentureholder for the same consideration per Debenture payable or paid, as the case may be, under the Offer.

11.3	Offeror’s Notice to Dissenting Shareholders

Where an Offeror is entitled to acquire Debentures held by Dissenting Debentureholders pursuant to Section 11.2 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the “Offeror’s Notice”) to each Dissenting Debentureholder and the Trustee stating that:

(a)           Debentureholders holding at least 90% of the principal amount of all outstanding Debentures, other than Offeror’s Debentures, have accepted the Offer;

(b)           the Offeror is bound to take up and pay for, or has taken up and paid for, the Debentures of the Debentureholders who accepted the Offer;

(c)           Dissenting Debentureholders must transfer their respective Debentures to the Offeror on the terms on which the Offeror acquired the Debentures of the Debentureholders who accepted the Offer within 21 days after the date of the sending of the Offeror’s Notice; and

(d)           Dissenting Debentureholders must send their respective Certificated Debenture(s), or such other documents as the Trustee may require in lieu thereof, to the Trustee within 21 days after the date of the sending of the Offeror’s Notice.

11.4	Payment of Consideration to Trustee

Within 21 days after the Offeror sends an Offeror’s Notice pursuant to Section 11.3, the Offeror shall pay or transfer to the Trustee, or to such other Person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Debentureholders pursuant to Section 11.2. The acquisition by the Offeror of all Debentures held by all Dissenting Debentureholders shall be effective as of the time of such payment or transfer.

11.5	Consideration to be held in Trust

The Trustee, or the Person directed by the Trustee, shall hold in trust for the Dissenting Debentureholders the cash or other consideration they or it receives under Section 11.4. The Trustee, or such Persons, shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

11.6	Completion of Transfer of Debentures to Offeror

Within 30 days after the date of the sending of an Offeror’s Notice pursuant to Section 11.3, the Trustee, if the Offeror has complied with Section 11.4, shall:

(a)           do all acts and things and execute and cause to be executed all instruments as in the Trustee’s opinion, relying on the advice of Counsel, may be necessary or desirable to cause the transfer of the Debentures of the Dissenting Debentureholders to the Offeror;

(b)           send to each Dissenting Debentureholder who has complied with Section 11.3(c) the consideration to which such Dissenting Debentureholder is entitled under this Article 11; and

(c)           send to each Dissenting Debentureholder who has not complied with Section 11.3(c) a notice stating that:

(i)             his or her Debentures have been transferred to the Offeror;

(ii)           the Trustee or some other Person designated in such notice are holding in trust the consideration for such Debentures; and

(iii)          the Trustee, or such other Person, will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder’s Certificated Debenture(s) or such other documents as the Trustee or such other person may require in lieu thereof;

and the Trustee is hereby appointed the agent and attorney of the Dissenting Debentureholders for the purposes of giving effect to the foregoing provisions.

11.7	Communication of Offer to the Corporation

An Offeror cannot make an Offer for Debentures unless, concurrent with the communication of the Offer to any Debentureholder, a copy of the Offer is provided to the Corporation.

ARTICLE 12

MEETINGS OF DEBENTUREHOLDERS

12.1	Right to Convene Meeting

The Trustee or the Corporation may at any time and from time to time, and the Trustee shall, on receipt of a Written Direction of the Corporation or a written request signed by the holders of not less than 25% of the principal amount of the Series A Debentures and/or Series B Debentures, treated or acting separately as a series or jointly in accordance with Applicable Law, then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by the Corporation or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Trustee failing, within 30 days after receipt of any such request and such funding and indemnity, to give notice convening a meeting, the Corporation or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto, Ontario or by electronic means such that the meeting is held entirely or partially virtually or at such other place as may be approved or determined by the Trustee. References to Debentures and Debentureholders in this Article shall be read to refer to an applicable series or to all series jointly, as may be permitted under Applicable Law.

12.2	Notice of Meetings

At least 21 days’ notice of any meeting shall be given to the Debentureholders in the manner provided in Section 13.2 and a copy of such notice shall be sent by post to the Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall briefly state the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

12.3	Chairman

Some person, who need not be a Debentureholder, nominated in writing by the Trustee shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in person or by proxy shall choose some person present to be chairman.

12.4	Quorum

Subject to the provisions of Section 12.12, at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Debentureholders present in person or by proxy shall, subject to the provisions of Section 12.12, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Debentures. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum is present at the commencement of business.

12.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

12.6	Show of Hands

Every question submitted to a meeting shall, subject to Section 12.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him.

12.7	Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures represented at the meeting and voted on the poll.

12.8	Voting

On a show of hands every person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,024.9863 principal amount of Debentures of which he shall then be the holder. In the case of any Debenture denominated in a currency or currency unit other than Canadian dollars, the principal amount thereof for these purposes shall be computed in Canadian dollars on the basis of the conversion of the principal amount thereof at the applicable spot buying rate of exchange for such other currency or currency unit as reported by the Bank of Canada at the close of business on the Business Day next preceding the meeting. Any fractional amounts resulting from such conversion shall be rounded to the nearest $100. A proxy need not be a Debentureholder. In the case of joint holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders.

12.9	Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative. The Corporation (in case it convenes the meeting) or the Trustee (in any other case) for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)           the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Debentureholder;

(b)           the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)           the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, cabled, telegraphed or sent by other electronic means before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debentureholders and persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

12.10	Persons Entitled to Attend Meetings

The Corporation and the Trustee, by their respective officers and directors, the Auditors of the Corporation and the legal advisors of the Corporation, the Trustee or any Debentureholder may attend any meeting of the Debentureholders, but shall have no vote as such.

12.11	Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution, subject in the case of the matters in paragraphs (a), (b), (c), (d) and (l) of this Section 12.11 to receipt of the prior approval of the NEO such other exchange on which the Debentures are then listed, if applicable:

(a)           power to authorize the Trustee to grant extensions of time for payment of any or interest on the Debentures, whether or not the principal or interest, the payment of which is extended, is at the time due or overdue;

(b)           power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Trustee against the Corporation, or against its property, whether such rights arise under this Indenture or the Debentures or otherwise;

(c)           power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debenture which shall be agreed to by the Corporation and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d)           power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Corporation or for the consolidation, amalgamation, arrangement, combination or merger of the Corporation with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 10.1 shall have been complied with;

(e)           power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f)            power to waive, and direct the Trustee to waive, any default hereunder and/or cancel any declaration made by the Trustee pursuant to Section 8.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g)           power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal or interest on the Debentures, or for the execution of any trust or power hereunder;

(h)           power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 8.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(i)            power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation;

(j)            power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings and the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k)           power to remove the Trustee from office and to appoint a new Trustee or Trustees provided that no such removal shall be effective unless and until a new Trustee or Trustees shall have become bound by this Indenture;

(l)            power to sanction the exchange of the Debentures for or the conversion thereof into shares, bonds, debentures or other securities or obligations of the Corporation or of any other Person formed or to be formed;

(m)          power to authorize the distribution in specie of any shares or securities received pursuant to a transaction authorized under the provisions of Section 12.11(l); and

(n)           power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Section 12.11(j).

12.12	Meaning of “Extraordinary Resolution”

(a)           The expression “Extraordinary Resolution” when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25% of the principal amount of the Debentures then outstanding are present in person or by proxy and passed by the favourable votes of the holders of not less than 66 2/3% of the principal amount of the Debentures, present or represented by proxy at the meeting and voted upon on a poll on such resolution.

(b)           If, at any such meeting, the holders of not less than 25% of the principal amount of the Debentures then outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days’ notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 13.2. Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than 66⅔% of the principal amount of the Debentures present or represented by proxy at the meeting voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of not less than 25% in principal amount of the Debentures then outstanding are not present in person or by proxy at such adjourned meeting.

12.13	Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

12.14	Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman or secretary of the meeting at which such resolutions were passed or proceedings had, or by the chairman or secretary of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

12.15	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of 66⅔% of the principal amount of all the outstanding Debentures by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

12.16	Binding Effect of Resolutions

Every resolution and Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 12.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution, and instrument in writing.

12.17	Evidence of Rights of Debentureholders

(a)           Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders.

(b)           The Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

ARTICLE 13

NOTICES

13.1	Notice to Corporation

Any notice to the Corporation under the provisions of this Indenture shall be valid and effective if delivered to the Corporation at: 3645 Long Beach Boulevard, Long Beach, California 90807, Attention: Jamin Horn, General Counsel and Corporate Secretary, and a copy delivered to Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2, Attention: Andrea FitzGerald, or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Corporation may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Indenture.

13.2	Notice to Debentureholders

All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Corporation to give or mail any notice due to anything beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon.

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Corporation shall give such notice by publication at least once in the city of Toronto, Ontario (or such as, in the opinion of the Trustee, is sufficient in the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the Toronto.

Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any Persons interested in such Debenture.

13.3	Notice to Trustee

Any notice to the Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Trustee at its principal office in the City of Calgary, at 1230, 300 5th Avenue S.W., Calgary, Alberta T2P 3C4, Attention: Corporate Trust, or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Trustee may from time to time notify the Corporation in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Trustee for all purposes of this Indenture.

13.4	Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 13.3, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 13.3.

ARTICLE 14

CONCERNING THE TRUSTEE

14.1	No Conflict of Interest

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture there exists no material conflict of interest between the role of the Trustee as a trustee hereunder and its role in any other capacity but if, notwithstanding the provisions of this Section 14.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 14.2.

14.2	Replacement of Trustee

The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation 90 days’ notice in writing or such shorter notice as the Corporation may accept as sufficient. If at any time a material conflict of interest exists in the Trustee’s role as a fiduciary hereunder the Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 14.2. The validity and enforceability of this Indenture and of the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Debentureholders. Failing such appointment by the Corporation, the retiring Trustee or any Debentureholder may apply to a Judge of the Ontario Superior Court of Justice, on such notice as such Judge may direct at the Corporation’s expense, for the appointment of a new Trustee but any new Trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Debentureholders and the appointment of such new Trustee shall be effective only upon such new Trustee becoming bound by this Indenture. Any new Trustee appointed under any provision of this Section 14.2 shall be a corporation authorized to carry on the business of a trust company in one or more of the Provinces of Canada. On any new appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

Any company into which the Trustee may be merged or, with or to which it may be consolidated, amalgamated or all of its corporate trust business is sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Trustee shall be a party, shall be the successor trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Corporation, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Trustee, be made, executed, acknowledged and delivered by the Corporation.

14.3	Duties of Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

14.4	Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 14.5, if applicable, and with any other applicable requirements of this Indenture. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Trustee may rely on an opinion of Counsel satisfactory to the Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Corporation. The Trustee shall be entitled to rely, and act upon, on any direction, order, instruction, notice or other communication provided to it hereunder which is sent to it by facsimile transmission or electronic delivery.

14.5	Evidence and Authority to Trustee, Opinions, etc.

The Corporation shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Corporation or the Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the Authentication and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Corporation, forthwith if and when: (a) such evidence is required by any other Section of this Indenture to be furnished to the Trustee in accordance with the terms of this Section 14.5, or (b) the Trustee, in the exercise of its rights and duties under this Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of:

(a)           a certificate made by any two officers or directors of the Corporation, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(b)           in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(c)           in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Corporation whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

Whenever such evidence relates to a matter other than the Authentication and delivery of Debentures and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a trustee, officer or employee of the Corporation it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (a) a statement by the Person giving the evidence that he has read and is familiar with and understands those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the Person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such Person the conditions precedent in question have been complied with or satisfied.

The Corporation shall furnish or cause to be furnished to the Trustee at any time if the Trustee reasonably so requires, its certificate that the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Corporation shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Indenture.

14.6	Officer’s Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon an Officer’s Certificate.

14.7	Experts, Advisers and Agents

The Trustee may:

(a)           employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Corporation, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)           employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Corporation. The Trustee shall not be responsible for the actions of such agents provided that it has selected such agents with due care and in a commercially reasonable manner.

14.8	Trustee May Deal in Debentures

Subject to Sections 14.1 and 14.3, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

14.9	Investment of Monies Held by Trustee

Unless otherwise provided in this Indenture, any monies held by the Trustee, which, under the trusts of this Indenture, may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee, may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of Ontario, trustees are authorized to invest trust monies, provided that such securities are expressed to mature within two years or such shorter period selected to facilitate any payments expected to be made under this Indenture, after their purchase by the Trustee, and unless and until the Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Trustee shall so invest such monies at the Written Direction of the Corporation given in a reasonably timely manner. Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Trustee in any chartered bank of Canada or, with the consent of the Corporation, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any Province thereof at the rate of interest, if any, then current on similar deposits.

Unless and until the Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Trustee shall pay over to the Corporation all interest received by the Trustee in respect of any investments or deposits made pursuant to the provisions of this Section.

14.10      Trustee Not Ordinarily Bound

Except as provided in Section 8.2 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 14.3, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation’s business, unless the Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 12, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

14.11      Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

14.12      Trustee Not Bound to Act on Corporation’s Request

Except as in this Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Corporation until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

14.13      Conditions Precedent to Trustee’s Obligations to Act Hereunder

The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Trustee the Debentures held by them for which Debentures the Trustee shall issue receipts.

14.14      Authority to Carry on Business

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business required of it as Trustee in the provinces of Alberta and British Columbia but if, notwithstanding the provisions of this Section 14.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business required of it as Trustee in either of the provinces of Alberta or British Columbia, either become so authorized or resign in the manner and with the effect specified in Section 14.2.

14.15      Compensation and Indemnity

(a)            The Corporation shall pay to the Trustee from time to time compensation for its services hereunder as agreed separately by the Corporation and the Trustee, and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust.

(b)            The Corporation hereby indemnifies and saves harmless the Trustee and its directors, officers and employees from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of gross negligence, wilful misconduct or bad faith of the Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Trustee. The Trustee shall notify the Corporation promptly of any claim for which it may seek indemnity. The Corporation shall defend the claim and the Trustee shall co-operate in the defence. The Trustee may have separate Counsel and the Corporation shall pay the reasonable fees and expenses of such Counsel. The Corporation need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Trustee or the discharge of this Indenture.

(c)            The Trustee shall notify the Corporation promptly of any claim for which it may seek indemnity. The Corporation shall defend the claim and the Trustee shall co-operate in the defence. The Trustee may have separate Counsel and the Corporation shall pay the reasonable fees and expenses of such Counsel. The Corporation need not pay for any settlement made without its consent, which consent must not be unreasonably withheld.

14.16      Acceptance of Trust

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

14.17      Third Party Interests

Each party to this Indenture (in this paragraph referred to as a “representing party”) hereby represents to the Trustee that any account to be opened by, or interest to held by, the Trustee in connection with this Indenture, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Trustee a declaration, in the Trustee’s prescribed form or in such other form as may be satisfactory to it, as to the particulars of such third party.

14.18      Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice sent to the Corporation provided that:

(a)	the Trustee’s written notice shall describe the circumstances of such non-compliance; and

(b)	if such circumstances are rectified to the Trustee’s satisfaction within such 10-day period, then such resignation shall not be effective.

14.19      Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to certain obligations and activities under this Indenture. Notwithstanding any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and to comply with applicable laws and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved or as permitted by Privacy Laws; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

14.20      Force Majeure; Limitation of Trustee Liability

(a)            In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war (declared or undeclared) or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, fire, riot, embargo and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services, government action, including any laws, ordinances, regulations or the like which delay, restrict or prohibit the providing of the services contemplated by this Indenture; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

(b)	The Trustee shall not be liable for any consequential, punitive or special damages.

ARTICLE 15

SUPPLEMENTAL INDENTURES

15.1        Supplemental Indentures

Subject to the approval of the NEO (or such other exchange on which the Common Shares may be listed, if applicable), from time to time the Trustee and, when authorized by a resolution of the directors of Corporation, the Corporation, may, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a)            adding to the covenants of the Corporation herein contained for the protection of the Debentureholders or providing for events of default, in addition to those herein specified;

(b)           making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Trustee relying on an opinion of Counsel will not be prejudicial to the interests of the Debentureholders;

(c)            evidencing the succession, or successive successions, of others to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(d)	giving effect to any Extraordinary Resolution passed as provided in Article 12;

(e)	giving effect to a reduction in price under Section 6.5(n); and

(f)	for any other purpose not inconsistent with the terms of this Indenture.

Unless the supplemental indenture requires the consent or concurrence of Debentureholders by Extraordinary Resolution, the consent or concurrence of Debentureholders shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. The Corporation and the Trustee may amend any of the provisions of this Indenture related to matters of United States law or the issuance of Debentures into the United States in order to ensure that such issuances can be made in accordance with applicable law in the United States without the consent or approval of the Debentureholders. Further, the Corporation and the Trustee may without the consent or concurrence of the Debentureholders by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto or any Written Direction of the Corporation provided for the issue of Debentures, providing that in the opinion of the Trustee (relying upon an opinion of Counsel) the rights of the Debentureholders are in no way prejudiced thereby.

ARTICLE 16

EXECUTION AND FORMAL DATE

16.1        Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

16.2        Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of April 28, 2022 irrespective of the actual date of execution hereof.

[signature page follows]

IN WITNESS whereof the parties hereto have executed these presents by the hands of their proper officers in that behalf.

GLASS HOUSE BRANDS INC.

By:	“Kyle Kazan”
Name:	Kyle D. Kazan
Title:	Chairman and Chief Executive Officer

ODYSSEY TRUST COMPANY

By:	“Dan Sandler”
Name:	Dan Sander
Title:	President, Corporate Trust

By:	“Amy Douglas”
Name:	Amy Douglas
Title:	Director, Corporate Trust

SCHEDULE “A”

TO THE DEBENTURE INDENTURE BETWEEN

GLASS HOUSE BRANDS INC.

AND

ODYSSEY TRUST COMPANY

FORM OF SERIES A DEBENTURE

A-1

[INSERT U.S. LEGEND, IF APPLICABLE]

CUSIP 377130AA7

ISIN CA377130AA70

No. •	$•

GLASS HOUSE BRANDS INC.

(A corporation incorporated under the laws of British Columbia)

8.0% UNSECURED SERIES A CONVERTIBLE DEBENTURES

GLASS HOUSE BRANDS INC. (the “ Corporation”) for value received hereby acknowledges itself indebted and, subject to the provisions of the Debenture Indenture (the “Indenture”) dated as of April 28, 2022, between the Corporation and Odyssey Trust Company (the “Trustee”), promises to pay to the registered holder hereof on April 15, 2027 or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture (any such date, the “Maturity Date”) the principal sum of ● Dollars ($●) in lawful money of Canada on presentation and surrender of this Series A Debenture (as defined herein) at the principal office of the Trustee in Calgary, Alberta in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 8% per annum, in like money or in Common Shares (as such term is defined in the Indenture), in arrears in equal (with the exception of the first interest payment which will include interest from April 28, 2022 as set forth below) semi-annual instalments (less any tax required by law to be deducted) on June 30 and December 31 in each year commencing on June 30, 2022 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date) to fall due on the Maturity Date and, should the Corporation at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money or Common Shares and on the same dates. For certainty, the first interest payment will include interest accrued from April 28, 2022 to, but excluding June 30, 2022, which will be equal to $14.1532 for each $1,024.9863 principal amount of the Series A Debentures. For the purposes of disclosure under the Interest Act (Canada), whenever interest is computed under this Debenture on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate by multiplying such rate of interest by the actual number of days in such calendar year of calculation and dividing it by the number of days in the deemed year.

This Debenture is one of the 8.0% Unsecured Series A Convertible Debentures” (the “Series A Debentures”) of the Corporation issued under the provisions of the Indenture. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Series A Debentures are or are to be issued and held and the rights and remedies of the holders of the Series A Debentures and of the Corporation and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Series A Debenture by acceptance hereof assents.

The Series A Debentures are issuable only in denominations of $1,024.9863 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Series A Debentures of any denomination may be exchanged for an equal aggregate principal amount of Series A Debentures in any other authorized denomination or denominations.

A-2

This Series A Debenture may be redeemed at the option of the Corporation, on the terms and conditions set out in the Indenture, at any time prior to the Maturity Date. All of the principal amount of the outstanding Series A Debentures may be redeemed at the option of the Corporation in whole or in part from time to time at a price equal to $1,024.9863 per Series A Debenture plus accrued and unpaid interest up to, but excluding, the Redemption Date (the “Redemption Price”), payable in cash or by issuing such number of Common Shares with respect to the principal amount of the Debentures (and any interest amount accrued and owing, if applicable) as is obtained by dividing the aggregate principal amount (and any interest amount, as applicable) by the applicable Redemption Price on the terms and conditions described in the Indenture.

If an offer is made for the Series A Debentures which is a take-over bid for the Series A Debentures within the meaning of applicable Canadian securities laws and 90% or more of the principal amount of all the Series A Debentures (other than Series A Debentures held at the date of the offer by or on behalf of the Offeror, associates or affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Series A Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Series A Debentures.

The indebtedness evidenced by this Series A Debenture, and by all other Series A Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, only to the prior payment in full of the Senior Indebtedness.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Series A Debentures outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Series A Debentures outstanding, which resolutions or instruments may have the effect of amending the terms of this Series A Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Common Shares and officers, directors and employees of the Corporation in respect of any obligation or claim arising out of the Indenture or this Series A Debenture.

This Series A Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in the City of Calgary, Alberta and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Trustee may designate. No transfer of this Series A Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Series A Debenture for cancellation. Thereupon a new Series A Debenture or Series A Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Series A Debenture shall not become obligatory for any purpose until it shall have been Authenticated by the Trustee under the Indenture.

Capitalized words or expressions used in this Series A Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

A-3

IN WITNESS WHEREOF GLASS HOUSE BRANDS INC. has caused this Series A Debenture to be signed by its authorized representatives as of the 28th day of, April, 2022.

GLASS HOUSE BRANDS INC.

By:

A-4

(FORM OF TRUSTEE’S CERTIFICATE)

This Series A Debenture is one of the 8.0% Unsecured Subordinated Series A Convertible Debentures due April 15, 2027 referred to in the Indenture within mentioned.

ODYSSEY TRUST COMPANY

By:
(Authorized Officer)

A-5

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto __________________, whose address and social insurance number, if applicable, are set forth below, this Series A Debenture (or $_________ principal amount hereof*) of GLASS HOUSE BRANDS INC. standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Series A Debenture and does hereby irrevocably authorize and direct the Trustee to transfer such Series A Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province/State and Postal Code)

Social Insurance Number/Taxpayer ID Number of Transferee, if applicable: ____________________

*If less than the full principal amount of the within Series A Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,024.9863 or an integral multiple thereof) to be transferred.

1.             The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Series A Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

2.              The registered holder of this Series A Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Series A Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

SCHEDULE “B”

TO THE CONVERTIBLE DEBENTURE INDENTURE BETWEEN

GLASS HOUSE BRANDS INC.

AND

ODYSSEY TRUST COMPANY

FORM OF SERIES A REDEMPTION NOTICE

B-1

GLASS HOUSE BRANDS INC.

8.0% UNSECURED SERIES A CONVERTIBLE DEBENTURES

SERIES A REDEMPTION NOTICE

To:	Holders of Unsecured 8.0% Unsecured Series A Convertible Debentures (the “Series A Debentures”) of GLASS HOUSE BRANDS INC. (the “Corporation”)

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Debenture Indenture (the “Indenture”) dated as of April 28, 2022 between the Corporation and Odyssey Trust Company (the “Trustee”), unless otherwise indicated.

Notice is hereby given pursuant to Section 4.2 of the Indenture, that an aggregate principal amount of $_________ of the Series A Debentures outstanding will be redeemed as of___________ (the “Redemption Date”), upon payment of an aggregate of [INSERT $_________ OR_________Common Shares] in respect of the principal amount and [INSERT $_________ OR_________ Common Shares] in respect of all accrued and unpaid interest thereon up to but excluding the Redemption Date (collectively, the “Redemption Price”).

The interest upon the principal amount of Series A Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Price shall not be made on or after the Redemption Date or prior to the setting aside of the Redemption Price pursuant to the Indenture.

The Corporation shall pay the Redemption Price payable to holders of Series A Debentures in accordance with this notice by [INSERT: cash payment OR issuing and delivering to the holders that number of Common Shares] obtained by dividing the principal amount (and interest amount, as applicable) of the Series A Debentures by the Redemption Price.

No fractional Common Shares shall be delivered upon the exercise by the Corporation of the above-mentioned redemption right and any fraction of a Common Share that would otherwise be issued will be rounded down to the nearest whole number but, in lieu thereof, the Corporation shall pay the fractional amount in cash determined on the basis of the Current Market Price of Common Shares on the Redemption Date (less any tax required to be deducted, if any), provided that no such payment shall be issued for an amount less than C$5.00.

In this connection, the Corporation shall, on the Redemption Date, make deposit to the Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, the principal amount to be redeemed in cash OR certificates representing the Common Shares to which holders are entitled, together with the cash equivalent in lieu of fractional Common Shares, plus such sum of money or that number of Common Shares calculated in accordance with the Indenture as may be sufficient to pay all accrued and unpaid interest thereon up to but excluding the Redemption Date.

DATED:

GLASS HOUSE BRANDS INC.

(Authorized Director or Officer of Glass House Brands Inc.)

SCHEDULE “C”

TO THE DEBENTURE INDENTURE BETWEEN

GLASS HOUSE BRANDS INC.

AND

ODYSSEY TRUST COMPANY

FORM OF SERIES A CERTIFICATE OF TRANSFER

C-1

Glass House Brands Inc.

3645 Long Beach Boulevard

Long Beach, California

90807

Attention: Jamin Horn, General Counsel and Corporate Secretary

Odyssey Trust Company

1230, 300 5th Avenue S.W.

Calgary, Alberta T2P 3C4

Attention: Corporate Trust

Re: Transfer of Series A Debentures

Reference is hereby made to the Debenture Indenture dated as of April 28, 2022 (the “Indenture”), between Glass House Brands Inc., as issuer (the “Corporation”), and Odyssey Trust Company, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

____________________________(the “Transferor”) owns and proposes to transfer the Series A Debentures or interests in such Series A Debentures specified in Annex A hereto, in the principal amount of $______________ (the “Transfer”), to __________________________________ (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1. ☐   Check if Transferee will take delivery of a beneficial interest in a Restricted Certificated Debenture pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Certificated Debenture is being transferred to a Person that the Transferor reasonably believes is purchasing the beneficial interest or Certificated Debenture for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A, and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Certificated Debenture will be subject to the restrictions on transfer enumerated in the U.S. Legend.

2. ☐   Check if Transferee will take delivery of a beneficial interest in an Unrestricted Certificated Debenture pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) it is not an “affiliate” (as defined in Rule 405 under the Securities Act) of the Corporation, a “distributor” (as defined in Regulation S under the Securities Act), an affiliate of a distributor, or acting on behalf of any such person; (ii) the Transfer is not being made to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (iii) no directed selling efforts in the United States have been made in contravention of the requirements of Regulation S under the Securities Act, and (iv) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

3. ☐   Check and complete if Transferee will take delivery of a beneficial interest in an Unrestricted Certificated Debenture pursuant to any provision of the Securities Act or the rules or regulations thereunder other than Rule 144A or Regulation S.

(a)                   ☐ Check if Transfer is pursuant to Rule 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act, if available, and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the U.S. Legend are not required in order to maintain compliance with the Securities Act.

C-2

(b)                   ☐ Check if Transfer is Pursuant to Other Exemption. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144A, Regulation S and Rule 144, and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Certificated Debenture will be subject to the restrictions on transfer enumerated in the U.S. Legend.

In connection with requests for Transfer pursuant to item 3(a) or 3(b), the Transferor must deliver to the Corporation and the Trustee an opinion of counsel of recognized standing in form and substance satisfactory to the Trustee and reasonably satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the Securities Act or state securities laws.

This certificate and the statements contained herein are made for your benefit and the benefit of the Corporation.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

C-3

ANNEX A TO CERTIFICATE OF TRANSFER

1.	The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

(a)	☐ a Restricted Certificated Debenture

(b)	☐ an Unrestricted Certificated Debenture

2.	After the Transfer the Transferee will hold:

[CHECK ONE OF (a) OR (b)]

(a)	☐ a Restricted Certificated Debenture

(b)	☐ an Unrestricted Certificated Debenture in accordance with the terms of the Indenture.

SCHEDULE “D”

TO THE CONVERTIBLE DEBENTURE INDENTURE AMONG

GLASS HOUSE BRANDS INC.

AND

ODYSSEY TRUST COMPANY

FORM OF SERIES A CERTIFICATE OF EXCHANGE

D-1

Glass House Brands Inc.

3645 Long Beach Boulevard

Long Beach, California

90807

Attention: Jamin Horn, General Counsel and Corporate Secretary

Odyssey Trust Company

1230, 300 5th Avenue S.W.

Calgary, Alberta, Canada

T2P 3C4

Attention: Corporate Trust

Re: Exchange of Series A Debentures

(CUSIP 377130AA7)

Reference is hereby made to the Debenture Indenture, dated as of April 28, 2022 (the “Indenture”), between Glass House Brands Inc., as issuer (the “Corporation”), and Odyssey Trust Company, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

__________________________ (the “Owner”) owns and proposes to exchange the Series A Debentures or interests in such Series A Debentures specified herein, in the principal amount of $_______________________ (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:

1.         Exchange of Restricted Certificated Debentures or Beneficial Interests in a Restricted Uncertificated Debenture for Unrestricted Certificated Debentures or Beneficial Interests in an Unrestricted Uncertificated Debenture

(a) ☐ Check if Exchange is from a beneficial interest in a Restricted Uncertificated Debenture to a beneficial interest in an Unrestricted Uncertificated Debenture. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Uncertificated Debenture for a beneficial interest in an Unrestricted Uncertificated Debenture in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Uncertificated Debentures and pursuant to and in accordance with the Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the U.S. Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Uncertificated Debenture is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(b) ☐ Check if Exchange is from Restricted Certificated Debenture to Unrestricted Certificated Debenture. In connection with the Owner’s Exchange of a Restricted Certificated Debenture for an Unrestricted Certificated Debenture, the Owner hereby certifies (i) the Unrestricted Certificated Debenture is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Certificated Debentures and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the U.S. Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Certificated Debenture is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

2.         Exchange of Beneficial Interests in an Unrestricted Uncertificated Debenture for Beneficial Interests in a Restricted Uncertificated Debenture

In connection with the Exchange of the Owner’s beneficial interest in an Unrestricted Uncertificated Debenture for a beneficial interest in a Restricted Uncertificated Debenture in an equal principal amount, the Owner hereby certifies that the beneficial interest is being acquired for the Owner’s own account without transfer.

D-2

In connection with requests for Exchanges pursuant to item 1(a) or 1(b), the Owner must deliver to the Corporation and the Trustee an opinion of counsel of recognized standing in form and substance satisfactory to the Trustee and reasonably satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the Securities Act or state securities laws.

This certificate and the statements contained herein are made for your benefit and the benefit of the Corporation.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

SCHEDULE “E”

TO THE DEBENTURE INDENTURE BETWEEN

GLASS HOUSE BRANDS INC.

AND

ODYSSEY TRUST COMPANY

FORM OF SERIES B DEBENTURE

[INSERT U.S. LEGEND, IF APPLICABLE]

CUSIP 377130AB5

ISIN CA377130AB53

No. •	$•

GLASS HOUSE BRANDS INC.

(A corporation incorporated under the laws of British Columbia)

8.0% UNSECURED SERIES B CONVERTIBLE DEBENTURES

GLASS HOUSE BRANDS INC. (the “ Corporation”) for value received hereby acknowledges itself indebted and, subject to the provisions of the Debenture Indenture (the “Indenture”) dated as of April 28, 2022, between the Corporation and Odyssey Trust Company (the “Trustee”), promises to pay to the registered holder hereof on April 15, 2027 or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture (any such date, the “Maturity Date”) the principal sum of ● Dollars ($●) in lawful money of Canada on presentation and surrender of this Series B Debenture (as defined herein) at the principal office of the Trustee in Calgary, Alberta in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 8% per annum, in like money or in Common Shares (as such term is defined in the Indenture), in arrears in equal (with the exception of the first interest payment which will include interest from April 28, 2022 as set forth below) semi-annual instalments (less any tax required by law to be deducted) on June 30 and December 31 in each year commencing on June 30, 2022 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date) to fall due on the Maturity Date and, should the Corporation at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money or Common Shares and on the same dates. For certainty, the first interest payment will include interest accrued from April 28 2022 to, but excluding June 30, 2022, which will be equal to $14.1532 for each $1,024.9863 principal amount of the Series B Debentures. For the purposes of disclosure under the Interest Act (Canada), whenever interest is computed under this Debenture on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate by multiplying such rate of interest by the actual number of days in such calendar year of calculation and dividing it by the number of days in the deemed year.

This Debenture is one of the 8.0% Unsecured Series B Convertible Debentures” (the “Series B Debentures”) of the Corporation issued under the provisions of the Indenture. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Series B Debentures are or are to be issued and held and the rights and remedies of the holders of the Series B Debentures and of the Corporation and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Series B Debenture by acceptance hereof assents.

The Series B Debentures are issuable only in denominations of $1,024.9863 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Series B Debentures of any denomination may be exchanged for an equal aggregate principal amount of Series B Debentures in any other authorized denomination or denominations.

Any part, being $1,024.9863 or an integral multiple thereof, of the principal of this Series B Debenture, provided that the principal amount of this Series B Debenture is in a denomination in excess of $1,024.9863, is convertible upon the occurrence of a Trading Period Trigger Event, at the option of the holder hereof, upon surrender of this Series B Debenture at the principal office of the Trustee in Calgary, Alberta, at any time prior to the close of business on the Business Day immediately preceding the Maturity Date or, if this Debenture is called for redemption on or prior to such date, then, to the extent so called for redemption, up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Debenture, into Common Shares (without adjustment for interest accrued hereon or for dividends or distributions on Common Shares issuable upon conversion) at the applicable Conversion Price (as such term is defined in the Indenture), all subject to the terms and conditions and in the manner set forth in the Indenture, including adjustment to the Conversion Price in accordance with Section 6.5 thereof. No Series B Debentures may be converted during the five Business Days preceding and including June 30 and December 31 in each year, commencing June 30, 2022, as the registers of the Trustee will be closed during such periods. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Common Shares will be issued on any conversion and any fraction of a Common Share that would otherwise be issued will be rounded down to the nearest whole number, and in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the Market Price of such fractional interest, provided that no such payment shall be issued for an amount less than $5.00. Debentureholders converting their Series B Debentures will receive accrued and unpaid interest thereon. If a Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the person or persons entitled to receive Common Shares in respect of the Series B Debentures so surrendered for conversion shall not become the holder or holders of record of such Common Shares until the Business Day following such Interest Payment Date.

This Series B Debenture may be redeemed at the option of the Corporation, on the terms and conditions set out in the Indenture, at any time prior to the Maturity Date. All of the principal amount of the outstanding Series B Debentures may be redeemed at the option of the Corporation in whole or in part from time to time at a price equal to $1,024.9863 per Series B Debenture plus accrued and unpaid interest up to, but excluding, the Redemption Date (the “Redemption Price”), payable in cash or by issuing such number of Common Shares with respect to the principal amount of the Series B Debentures (and any interest amount accrued and owing, if applicable) as is obtained by dividing the aggregate principal amount (and any interest amount, as applicable) by the applicable Redemption Price on the terms and conditions described in the Indenture.

If an offer is made for the Series B Debentures which is a take-over bid for the Series B Debentures within the meaning of applicable Canadian securities laws and 90% or more of the principal amount of all the Series B Debentures (other than Series B Debentures held at the date of the offer by or on behalf of the Offeror, associates or affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Series B Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Series B Debentures.

The indebtedness evidenced by this Series B Debenture, and by all other Series B Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, only to the prior payment in full of the Senior Indebtedness.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Series B Debentures outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Series B Debentures outstanding, which resolutions or instruments may have the effect of amending the terms of this Series B Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Common Shares and officers, directors and employees of the Corporation in respect of any obligation or claim arising out of the Indenture or this Series B Debenture.

This Series B Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in the City of Calgary, Alberta and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Trustee may designate. No transfer of this Series B Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Series B Debenture for cancellation. Thereupon a new Series B Debenture or Series B Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Series B Debenture shall not become obligatory for any purpose until it shall have been Authenticated by the Trustee under the Indenture.

Capitalized words or expressions used in this Series B Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF GLASS HOUSE BRANDS INC. has caused this Series B Debenture to be signed by its authorized representatives as of the 28th day of April, 2022.

GLASS HOUSE BRANDS INC.

By:

(FORM OF TRUSTEE’S CERTIFICATE)

This Series B Debenture is one of the 8.0% Unsecured Series B Convertible Debentures due April 15, 2027 referred to in the Indenture within mentioned.

ODYSSEY TRUST COMPANY

By:
(Authorized Officer)

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto __________________, whose address and social insurance number, if applicable, are set forth below, this Series B Debenture (or $_________ principal amount hereof*) of GLASS HOUSE BRANDS INC. standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Series  B Debenture and does hereby irrevocably authorize and direct the Trustee to transfer such Series B Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province/State and Postal Code)

Social Insurance Number/Taxpayer ID Number of Transferee, if applicable:

*If less than the full principal amount of the within Series B Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,024.9863 or an integral multiple thereof) to be transferred.

3.             The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Series B Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

4.             The registered holder of this Series B Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Series B Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

SCHEDULE “F”

TO THE CONVERTIBLE DEBENTURE INDENTURE AMONG

GLASS HOUSE BRANDS INC.

AND

ODYSSEY TRUST COMPANY

FORM OF SERIES B CONVERSION NOTICE

F-1

GLASS HOUSE BRANDS INC.

8.0% UNSECURED SERIES B CONVERTIBLE DEBENTURES

SERIES B CONVERSION NOTICE

TO:         GLASS HOUSE BRANDS INC. (the “Corporation”)

c/o Odyssey Trust Company

1230, 300 5th Avenue S.W.

Calgary, Alberta T2P 3C4

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Debenture Indenture (the “Indenture”) dated as of April 28, 2022 between the Corporation and Odyssey Trust Company, as trustee, unless otherwise indicated.

The undersigned registered holder of 8.0% Unsecured Series B Convertible Debentures (the “Series B Debentures”) irrevocably elects to convert such Series B Debentures (or $                     principal amount thereof*) together with all accrued and unpaid interest thereon in accordance with the terms of the Indenture referred to in such Series B Debentures and tenders herewith the Series B Debentures, and, if applicable, directs that the Common Shares of the Corporation issuable upon a conversion be issued and delivered to the person indicated below. (If Common Shares are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated:

(Signature of Registered Holder)

*	If less than the full principal amount of the Series B Debentures, indicate in the space provided the principal amount (which must be $1,024.9863 or integral multiples thereof).

NOTE:	If Common Shares are to be issued in the name of a person other than the holder, the signature must be guaranteed by a chartered bank, a trust company or by a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

(Print name in which Common Shares are to be issued, delivered and registered)

Name:

(Address)

(City, Province and Postal Code)

Name of guarantor:

Authorized signature:

SCHEDULE “G”

TO THE CONVERTIBLE DEBENTURE INDENTURE AMONG

GLASS HOUSE BRANDS INC.

AND

ODYSSEY TRUST COMPANY

FORM OF SERIES B REDEMPTION NOTICE

G-1

GLASS HOUSE BRANDS INC.

8.0% UNSECURED SERIES B CONVERTIBLE DEBENTURES

SERIES B REDEMPTION NOTICE

To:	Holders of Unsecured 8.0% Unsecured Series B Convertible Debentures (the “Series B Debentures”) of GLASS HOUSE BRANDS INC. (the “Corporation”)

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Debenture Indenture (the “Indenture”) dated as of April 28, 2022 between the Corporation and Odyssey Trust Company (the “Trustee”), unless otherwise indicated.

Notice is hereby given pursuant to Section 4.2 of the Indenture, that an aggregate principal amount of $                                   of the Series B Debentures outstanding will be redeemed as of                               (the “Redemption Date”), upon payment of an aggregate of [INSERT $                OR                             Common Shares] in respect of the principal amount and [INSERT $                    OR                              Common Shares] in respect of all accrued and unpaid interest thereon up to but excluding the Redemption Date (collectively, the “Redemption Price”).

The interest upon the principal amount of Series B Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Price shall not be made on or after the Redemption Date or prior to the setting aside of the Redemption Price pursuant to the Indenture.

The Corporation shall pay the Redemption Price payable to holders of Series B Debentures in accordance with this notice by [INSERT: cash payment OR issuing and delivering to the holders that number of Common Shares] obtained by dividing the principal amount (and interest amount, as applicable) of the Series B Debentures by the Redemption Price.

No fractional Common Shares shall be delivered upon the exercise by the Corporation of the above-mentioned redemption right and any fraction of a Common Share that would otherwise be issued will be rounded down to the nearest whole number but, in lieu thereof, the Corporation shall pay the fractional amount in cash determined on the basis of the Current Market Price of Common Shares on the Redemption Date (less any tax required to be deducted, if any), provided that no such payment shall be issued for an amount less than $5.00.

In this connection, the Corporation shall, on the Redemption Date, make deposit to the Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, the principal amount to be redeemed in cash OR certificates representing the Common Shares to which holders are entitled, together with the cash equivalent in lieu of fractional Common Shares, if applicable, plus such sum of money or that number of Common Shares calculated in accordance with the Indenture as may be sufficient to pay all accrued and unpaid interest thereon up to but excluding the Redemption Date.

DATED:

GLASS HOUSE BRANDS INC.

(Authorized Director or Officer of Glass House Brands Inc.)

SCHEDULE “H”

TO THE CONVERTIBLE DEBENTURE INDENTURE AMONG

GLASS HOUSE BRANDS INC.

AND

ODYSSEY TRUST COMPANY

FOR OF SERIES B CERTIFICATE OF TRANSFER

Glass House Brands Inc.

3645 Long Beach Boulevard

Long Beach, California

90807

Attention: Jamin Horn, General Counsel and Corporate Secretary

Odyssey Trust Company

1230, 300 5th Avenue S.W.

Calgary, Alberta T2P 3C4

Attention: Corporate Trust

Re: Transfer of Series B Debentures

Reference is hereby made to the Debenture Indenture dated as of April 28, 2022 ( the “Indenture”), between Glass House Brands Inc., as issuer (the “Corporation”), and Odyssey Trust Company, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

____________________________(the “Transferor”) owns and proposes to transfer the Series B Debentures or interests in such Series B Debentures specified in Annex A hereto, in the principal amount of $______________ (the “Transfer”), to __________________________________ (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

4.    ☐      Check if Transferee will take delivery of a beneficial interest in a Restricted Certificated Debenture pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Certificated Debenture is being transferred to a Person that the Transferor reasonably believes is purchasing the beneficial interest or Certificated Debenture for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A, and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Certificated Debenture will be subject to the restrictions on transfer enumerated in the U.S. Legend.

5.    ☐      Check if Transferee will take delivery of a beneficial interest in an Unrestricted Certificated Debenture pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) it is not an “affiliate” (as defined in Rule 405 under the Securities Act) of the Corporation, a “distributor” (as defined in Regulation S under the Securities Act), an affiliate of a distributor, or acting on behalf of any such person; (ii) the Transfer is not being made to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (iii) no directed selling efforts in the United States have been made in contravention of the requirements of Regulation S under the Securities Act, and (iv) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

6.    ☐       Check and complete if Transferee will take delivery of a beneficial interest in an Unrestricted Certificated Debenture pursuant to any provision of the Securities Act or the rules or regulations thereunder other than Rule 144A or Regulation S.

(a)                           ☐    Check if Transfer is pursuant to Rule 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act, if available, and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the U.S. Legend are not required in order to maintain compliance with the Securities Act.

(b)                           ☐    Check if Transfer is Pursuant to Other Exemption. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144A, Regulation S and Rule 144, and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Certificated Debenture will be subject to the restrictions on transfer enumerated in the U.S. Legend.

In connection with requests for Transfer pursuant to item 3(a) or 3(b), the Transferor must deliver to the Corporation and the Trustee an opinion of counsel of recognized standing in form and substance satisfactory to the Trustee and reasonably satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the Securities Act or state securities laws.

This certificate and the statements contained herein are made for your benefit and the benefit of the Corporation.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

ANNEX A TO CERTIFICATE OF TRANSFER

1.	The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

(a)	☐	a Restricted Certificated Debenture

(b)	☐	an Unrestricted Certificated Debenture

2.	After the Transfer the Transferee will hold:

[CHECK ONE OF (a) OR (b)]

(a)	☐	a Restricted Certificated Debenture

(b)	☐	an Unrestricted Certificated Debenture

in accordance with the terms of the Indenture.

SCHEDULE “I”

TO THE CONVERTIBLE DEBENTURE INDENTURE AMONG

GLASS HOUSE BRANDS INC.

AND

ODYSSEY TRUST COMPANY

FORM OF SERIES B CERTIFICATE OF EXCHANGE

I-1

Glass House Brands Inc.

3645 Long Beach Boulevard

Long Beach, California

90807

Attention: Jamin Horn, General Counsel and Corporate Secretary

Odyssey Trust Company

1230, 300 5th Avenue S.W.

Calgary, Alberta, Canada

T2P 3C4

Attention: Corporate Trust

Re: Exchange of Series B Debentures

(CUSIP 377130AB5)

Reference is hereby made to the Debenture Indenture, dated as of April 28, 2022 (the “Indenture”), between Glass House Brands Inc., as issuer (the “Corporation”), and Odyssey Trust Company, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

__________________________ (the “Owner”) owns and proposes to exchange the Series B Debentures or interests in such Series B Debentures specified herein, in the principal amount of $_______________________ (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:

1.               Exchange of Restricted Certificated Debentures or Beneficial Interests in a Restricted Uncertificated Debenture for Unrestricted Certificated Debentures or Beneficial Interests in an Unrestricted Uncertificated Debenture

(c)  ☐      Check if Exchange is from a beneficial interest in a Restricted Uncertificated Debenture to a beneficial interest in an Unrestricted Uncertificated Debenture. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Uncertificated Debenture for a beneficial interest in an Unrestricted Uncertificated Debenture in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Uncertificated Debentures and pursuant to and in accordance with the Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the U.S. Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Uncertificated Debenture is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(d)  ☐     Check if Exchange is from Restricted Certificated Debenture to Unrestricted Certificated Debenture. In connection with the Owner’s Exchange of a Restricted Certificated Debenture for an Unrestricted Certificated Debenture, the Owner hereby certifies (i) the Unrestricted Certificated Debenture is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Certificated Debentures and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the U.S. Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Certificated Debenture is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

2.               Exchange of Beneficial Interests in an Unrestricted Uncertificated Debenture for Beneficial Interests in a Restricted Uncertificated Debenture

In connection with the Exchange of the Owner’s beneficial interest in an Unrestricted Uncertificated Debenture for a beneficial interest in a Restricted Uncertificated Debenture in an equal principal amount, the Owner hereby certifies that the beneficial interest is being acquired for the Owner’s own account without transfer.

I-2

In connection with requests for Exchanges pursuant to item 1(a) or 1(b), the Owner must deliver to the Corporation and the Trustee an opinion of counsel of recognized standing in form and substance satisfactory to the Trustee and reasonably satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the Securities Act or state securities laws.

This certificate and the statements contained herein are made for your benefit and the benefit of the Corporation.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

SCHEDULE “J”

TO THE DEBENTURE INDENTURE BETWEEN GLASS HOUSE BRANDS INC.

AND

ODYSSEY TRUST COMPANY

U.S. COMMON SHARE LEGENDS

J-1

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (i) SECTION 4(a)(7) THEREOF, (ii) RULE 144 OR (iii) RULE144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, (D) IN COMPLIANCE WITH ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR (E) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (B), (C), (D) OR (E), ABOVE, A LEGAL OPINION OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE CORPORATION, MUST FIRST BE PROVIDED TO THE CORPORATION TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION, OR IS THE SUBJECT OF AN EFFECTIVE REGISTRATION STATEMENT, UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

SCHEDULE “K”

TO THE DEBENTURE INDENTURE BETWEEN

GLASS HOUSE BRANDS INC.

AND

ODYSSEY TRUST COMPANY

RULE 904 RESALE CERTIFICATION

Terms Used Herein Have the Meanings Given to Them By Rule 902 of SEC Regulation S (See Below).

To: GLASS HOUSE BRANDS INC. (the "Corporation") and ODYSSEY TRUST COMPANY, as the Transfer Agent for the Common Shares of the Corporation.

SECTION I.

PLEASE COMPLETE THE FOLLOWING SECTION I OF THIS DECLARATION ONLY IF YOU ARE NOT AN "AFFILIATE" OF THE CORPORATION, OR ARE SUCH AN "AFFILIATE" SOLELY BECAUSE YOU ARE AN OFFICER AND/OR A DIRECTOR. For these purposes, an "affiliate" has the meaning given in Rule 405 under the 1933 Act and includes, among others, any officer, director or 10% or more shareholder of the Corporation, or one who otherwise controls the Corporation.

The undersigned Seller certifies: (A) that the sale of                       the Corporation's Common Shares, represented by certificate number                      , to which this declaration relates, has been made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the "1933 Act"); (B) that (1) the undersigned Seller is either (a) not an "affiliate" (as defined in Rule 405 under the 1933 Act) of the Corporation or (b) such an "affiliate" of the Corporation solely by virtue of being an officer and/or director thereof; (2) the offer of such securities was not made to a "U.S. Person" or to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the Seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Canadian Securities Exchange or another "designated offshore securities market" within the meaning of Rule 902 under Regulation S, and neither the seller nor any person acting on its behalf knows that the transaction was prearranged with a buyer in the United States; (3) neither the Seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities; (4) if the Seller is an officer and/or director of the Corporation, no selling concession, fee or other remuneration will be paid in connection with this offer and sale other than the usual and customary broker's commission; (5) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the 1933 Act), (6) the Seller does not intend to replace such securities with fungible unrestricted securities and (7) the sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act.. Terms used herein have the meanings given to them by Regulation S.

AFFIRMATION BY SELLER'S BROKER-DEALER

We have read the foregoing representations of our customer, _______________________ (the "Seller") with regard to our sale, for such Seller's account, of the securities described therein, and we hereby affirm that, following due inquiry, we are of the belief that (1) the buyer is not a "U.S. Person," and (2) that, to the best of our knowledge and belief, all other statements made therein are full, true and correct.

Terms used herein have the meanings given to them by Rule 902 of Regulation S (see below).

Name of Firm

By:

Signature of Authorized Officer

Name of Authorized Officer (Please Print)

Date:

SECTION II.

PLEASE COMPLETE THE FOLLOWING SECTION II OF THIS DECLARATION ONLY IF YOU ARE AN "AFFILIATE" OF THE CORPORATION OTHER THAN SOLELY BY VIRTUE OF BEING ITS OFFICER AND/OR A DIRECTOR. For these purposes, an "affiliate" has the meaning given in Rule 405 under the 1933 Act and includes, among others, any officer, director or 10% or more shareholder of the Corporation, or one who otherwise controls the Corporation.

The undersigned Seller (A) acknowledges that the sale of                       the Corporation's Common Shares, represented by certificate number                      , to which this declaration relates, has been made in reliance on Rule 903(b)(1) of Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act"), and (B) certifies that (1) the Seller and any person acting on the Seller's behalf reasonably believe, following due inquiry, that the offer of such securities was not made to a U.S. Person or a person in the United States, and (2) at the time the buy order was originated, the buyer was outside the United States, or the Seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, and (3) neither the Seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and (4) that neither the Seller nor any person acting on the Seller's behalf has engaged in any "directed selling efforts" in connection with the offer and sale of such securities.

AFFIRMATION BY SELLER'S BROKER-DEALER [if any]

We have read the foregoing representations of our customer, _______________________ (the "Seller") with regard to our sale, for such Seller's account, of the securities described therein, and we hereby affirm that, following due inquiry, we are of the belief that (1) the buyer is not a "U.S. Person," and (2) that, to the best of our knowledge and belief, all other statements made therein are full, true and correct.

Terms used herein have the meanings given to them by Rule 902 of Regulation S (see below).

Name of Firm

By:

Signature of Authorized Officer

Name of Authorized Officer (Please Print)

Date:

Certain Terms Defined in Regulation S

Rule 902(c). Directed selling efforts. "Directed selling efforts" means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered in reliance on SEC Regulation S (Rule 901 through Rule 905, and Preliminary Notes). Such activity includes placing an advertisement in a publication with a general circulation in the United States that refers to the offering of securities being made in reliance upon this Regulation S.

Rule 902(k). U.S. Person. "U.S. Person" means:

(i)	Any natural person resident in the United States;

(ii)	Any partnership or corporation organized or incorporated under the laws of the United States;

(iii)	Any estate of which any executor or administrator is a U.S. person;

(iv)	Any trust of which any trustee is a U.S. person;

(v)	Any agency or branch of a foreign entity located in the United States;

(vi)	Any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

(vii)	Any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

(viii)	Any partnership or corporation if:

A.	Organized or incorporated under the laws of any foreign jurisdiction; and

B.	Formed by a U.S. person principally for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a)) who are not natural persons, estates or trusts.

The following are not "U.S. persons":

(i)	Any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States;

(ii)	Any estate of which any professional fiduciary acting as executor or administrator is a U.S. person if:

A.	An executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate; and

B.	The estate is governed by foreign law;

(iii)	Any trust of which any professional fiduciary acting as trustee is a U.S. person, if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person;

(iv)	An employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country;

(v)	Any agency or branch of a U.S. person located outside the United States if:

A.	The agency or branch operates for valid business reasons; and

B.	The agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located; and

(vi)	The International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans.

Rule 902(l). United States.

"United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.